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Exhibit 99.1

FRESENIUS MEDICAL CARE HOLDINGS, INC.
AND SUBSIDIARIES

Consolidated Financial Statements
December 31, 2020 and 2019

 FRESENIUS MEDICAL CARE HOLDINGS, INC.
AND SUBSIDIARIES

Table of Contents

Page(s)
Reports of Independent Auditors	1-2
Consolidated Balance Sheets as of December 31, 2020 and 2019	3
Consolidated Statements of Income for the years ended December 31, 2020 and 2019	4
Consolidated Statements of Comprehensive Income for the years ended December 31, 2020 and 2019	5
Consolidated Statements of Changes in Equity for the years ended December 31, 2020 and 2019	6
Consolidated Statements of Cash Flows for the years ended December 31, 2020 and 2019	7
Notes to Consolidated Financial Statements	8-44

 Report of Independent Auditors

To the Board of Directors of Fresenius Medical Care Holdings, Inc.

We have audited the accompanying consolidated financial statements of Fresenius Medical Care Holdings, Inc. and its subsidiaries (the "Company"), which comprise the consolidated balance sheet as of December 31, 2020, and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows for the year then ended.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fresenius Medical Care Holdings, Inc. and its subsidiaries as of December 31, 2020, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Notes 4 and 7 to the consolidated financial statements, the Company has entered into significant transactions with Fresenius Medical Care AG & Co. KGaA and affiliates. Our opinion is not modified with respect to this matter.

PricewaterhouseCoopers LLP
Boston, Massachusetts
April 30, 2021

PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Suite 500 Boston, MA 02210
T: 617 530 5000, www.pwc.com/us

 Independent Auditors' Report

The Shareholder
Fresenius Medical Care Holdings, Inc.:

We have audited the accompanying consolidated financial statements of Fresenius Medical Care Holdings, Inc. and its subsidiaries, which comprise the consolidated balance sheet as of December 31, 2019, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly in all material respects, the financial position of Fresenius Medical Care Holdings, Inc. and its subsidiaries as of December 31, 2019, and the results of their operations and their cash flows for the year then ended, in accordance with U.S. generally accepted accounting principles.

Emphasis of Matter

As discussed in Note 2(r) to the consolidated financial statements, on January 1, 2019, the Company adopted Accounting Standards Update 2016-02, Leases (Topic 842) and Accounting Standards Update 2018-11, Leases; Targeted Improvements. Our opinion is not modified with respect to this matter.

Boston, Massachusetts
May 16, 2020

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2020 and 2019

(Dollars in thousands, except share data)

	2020	2019
Assets
Current assets:
Cash and cash equivalents	$672,382	$446,405
Restricted cash and cash equivalents	6,577	20,735
Trade accounts receivable, net	1,764,314	1,844,550
Receivables from affiliates	1,102,715	50,598
Inventories	1,172,167	936,307
Income tax receivables	60,813	126,709
Short-term investments	192,923	149,774
Other current assets	707,346	509,033

Total current assets	5,679,237	4,084,111

Property, plant and equipment, net	2,880,151	2,766,092
Other assets:
Right-of-use assets, net	3,939,842	3,794,566
Goodwill	13,373,538	13,200,862
Other intangible assets, net	1,248,560	1,257,725
Long-term investments	166,112	169,790
Equity method investments	190,355	183,236
Other assets and deferred charges	157,290	121,412

Total other assets	19,075,697	18,727,591

Total assets	$27,635,085	$25,577,794

Liabilities, Noncontrolling Interests, and Equity
Current liabilities:
Accounts payable	$495,866	$501,443
Accounts payable to related parties	74,198	38,287
Current borrowings from affiliates	766,047	539,038
Current portion of lease liabilities	566,373	558,894
Accrued liabilities	2,434,968	1,582,294
Short-term borrowings	19,653	15,625
Current portion of long-term debt	148,607	143,775

Total current liabilities	4,505,712	3,379,356

Long-term debt	1,128,945	1,781,816
Long-term borrowings from affiliates	4,708,220	4,228,770
Long-term lease liabilities	3,606,203	3,471,821
Other liabilities	788,549	359,484
Deferred income taxes	923,147	790,563

Total liabilities	15,660,776	14,011,810

Noncontrolling interests subject to put provisions	1,246,007	1,102,279
Equity:
Common stock, $1 par value	83,985	83,985
Authorized shares—300,000,000 as of December 31, 2020 and 90,000,000 as of December 31, 2019
Outstanding shares—83,985,000 as of December 31, 2020 and 2019
Additional paid-in capital	1,826,374	1,927,283
Retained earnings	8,187,849	7,801,768
Accumulated other comprehensive loss	(55,145)	(71,209)

Total Fresenius Medical Care Holdings Inc. equity	10,043,063	9,741,827
Noncontrolling interests not subject to put provisions	685,239	721,878

Total equity	10,728,302	10,463,705

Total liabilities, noncontrolling interests, and equity	$27,635,085	$25,577,794

See accompanying notes to consolidated financial statements.

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Consolidated Statements of Income

Years ended December 31, 2020 and 2019

(Dollars in thousands)

	2020	2019
Net revenues:
Health care services	$12,956,170	$12,531,113
Medical supplies	1,279,118	1,124,148

	14,235,288	13,655,261

Health care services expense	8,714,480	8,431,090
Medical supplies expense	637,324	658,641
Selling, general and administrative expenses	2,125,471	2,275,354
Depreciation and amortization	718,265	704,116
Research and development	85,484	81,586
Income from equity investment income	(2,948)	(5,506)
Interest expense, net, and related financing costs (including $252,964 and $199,887of interest with affiliates, respectively)	301,520	289,681

	12,579,596	12,434,962

Income before income taxes	1,655,692	1,220,299
Provision for income taxes	368,930	247,034

Net income	1,286,762	973,265
Less net income attributable to noncontrolling interests	300,221	264,229

Net income attributable to Fresenius Medical Care Holdings, Inc.	$986,541	$709,036

See accompanying notes to consolidated financial statements.

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Years ended December 31, 2020 and 2019

(Dollars in thousands)

	2020	2019
Net income	$1,286,762	$973,265
Gain related to foreign currency translation	1,909	6,527
Gain on investments, (net of deferred tax of $2,928 and $2,536, respectively)	6,123	7,207
Actuarial gains on defined benefit plans, (net of deferred tax of $2,355 and $5,716 respectively)	6,332	16,091
Gain/(Loss) related to derivative instruments, (net of deferred tax $3 and $31, respectively)	1,778	90

Other comprehensive income, net of tax	16,142	29,915

Total comprehensive income	1,302,904	1,003,180

Comprehensive income attributable to noncontrolling interests	300,221	264,229

Comprehensive income attributable to Fresenius Medical Care Holdings, Inc.	$1,002,683	$738,951

See accompanying notes to consolidated financial statements.

FRESENIUS MEDICAL CARE HOLDINGS, INC.
AND SUBSIDIARIES
Consolidated Statements of Changes in Equity
Years ended December 31, 2020 and 2019
(Dollars in thousands, except share data)

									Noncontrolling interests not subject to put provisions
	Preferred stock		Common stock				Accumulated other comprehensive loss	Total FMCH, Inc. shareholders' equity
					Additional paid-in capital	Retained earnings				Total equity
	Shares	Amount	Shares	Amount
Balance, December 31, 2018	3,404,500	$851,125	83,985,000	$83,985	1,782,930	7,845,435	(101,110)	10,462,365	689,030	11,151,395
Lease transition	—	—	—	—	—	93,126	—	93,126	11,623	104,749
Net income	—	—	—	—	—	709,036	—	709,036	91,704	800,740
Other comprehensive income	—	—	—	—	—	—	29,915	29,915	—	29,915
Stock-based compensation expense	—	—	—	—	177	—	—	177	—	177
Cash contributions noncontrolling interests	—	—	—	—	—	—	—	—	16,762	16,762
Dividends paid noncontrolling interests	—	—	—	—	—	—	—	—	(110,846)	(110,846)
Purchase/Sale of noncontrolling interests	—	—	—	—	(20,008)	—	—	(20,008)	19,379	(629)
Changes in fair value of noncontrolling interests subject to put provisions	—	—	—	—	(46,053)	—	—	(46,053)	—	(46,053)
Repurchase and retirement of preferred stock	(3,404,500)	(851,125)	—	—	—	(190,199)	—	(1,041,324)	—	(1,041,324)
DLP deemed distribution	—	—	—	—	(3,060)	—	—	(3,060)	—	(3,060)
Deemed distribution	—	—	—	—	—	(655,083)	—	(655,083)	—	(655,083)
Contributions from shareholder	—	—	—	—	212,928	—	—	212,928	—	212,928
Other reclassifications	—	—	—	—	369	(547)	(14)	(192)	4,226	4,034

Balance, December 31, 2019	—	$—	83,985,000	$83,985	$1,927,283	$7,801,768	$(71,209)	$9,741,827	$721,878	$10,463,705
Net income	—	—	—	—	—	986,541	—	986,541	136,676	1,123,217
Other comprehensive income	—	—	—	—	—	—	16,142	16,142	—	16,142
Stock-based compensation expense	—	—	—	—	742	—	—	742	—	742
Cash contributions noncontrolling interests	—	—	—	—	—	—	—	—	11,384	11,384
Dividends paid noncontrolling interests	—	—	—	—	—	—	—	—	(124,912)	(124,912)
Purchase/Sale of noncontrolling interests	—	—	—	—	11,891	—	—	11,891	(60,058)	(48,167)
Changes in fair value of noncontrolling interests subject to put provisions	—	—	—	—	(123,742)	—	—	(123,742)	—	(123,742)
Dividend to shareholders	—	—	—	—	—	(600,000)	—	(600,000)	—	(600,000)
Other	—	—	—	—	10,200	(460)	(78)	9,662	271	9,933

Balance, December 31, 2020	—	$—	83,985,000	$83,985	$1,826,374	$8,187,849	$(55,145)	$10,043,063	$685,239	$10,728,302

See accompanying notes to consolidated financial statements.

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2020 and 2019

(Dollars in thousands)

	2020	2019
Cash flows from operating activities:
Net income	$1,286,762	$973,265
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	718,265	704,116
Impairment of right of use assets	797	43,846
Gain on divestitures	(37,009)	(28,315)
Change in deferred income taxes	135,003	33,332
Equity investment loss	(636)	(5,506)
(Gain)Loss on disposal of properties and equipment and ROU	(592)	33,413
Loss (Gain) on disposal of marketable securities, net	1,921	(23,498)
Amortization of deferred financing cost	4,560	3,372
Stock-based compensation expense	—	177
Unrealized currency transaction loss	55,223	51,523
(Gain) loss on forward sale and currency exchange agreements	(40,929)	108,807
Changes in operating assets and liabilities, net of effects of purchase acquisitions and divestitures:
Decrease in trade accounts receivable, net	70,836	52,653
Increase in inventories	(237,317)	(38,897)
(Increase) decrease in other current assets	(250,992)	110,750
(Increase) decrease in other assets and deferred charges	(22,145)	6,886
Increase in accounts payable	51,335	69,520
Increase (decrease) in accrued income taxes	64,686	(62,348)
Increase (decrease) in accrued liabilities	1,315,421	(150,870)
Decrease in other long-term liabilities	(8,273)	(348,892)
Net (decrease) increase in lease liabilities	(93,747)	92,518
Net changes due to/from affiliates	35,398	(127,930)
Distributions received on equity investments	4,463	6,482
Other, net	(3,796)	65

Net cash provided by operating activities	3,049,234	1,504,469

Cash flows from investing activities:
Capital expenditures	(722,981)	(786,963)
Acquisitions and investments, net of cash acquired	(153,982)	(2,306,099)
Sale of property and equipment	1,254	—
Proceeds from divestitures	382	48,418
Purchases of available for sale securities	(59,504)	(7,106)
Proceeds from sales of available for sale securities	29,234	11,645
Equity contributions	(1,172)	(25,719)
Net increase in loans to affiliates	(1,052,118)	(50,274)

Net cash used in investing activities	(1,958,887)	(3,116,098)

Cash flows from financing activities:
Net increase (decrease) in borrowings from affiliate	654,794	(68,335)
Net (decrease) increase from receivable financing facility	(427,000)	427,000
Net (decrease) increase in debt	(221,987)	125,902
Debt issuance costs	(7,394)	(3,133)
Dividends paid	(600,000)	—
Distributions to noncontrolling interests	(307,230)	(278,986)
Contributions from noncontrolling interests	26,531	40,859
Proceeds from sale of noncontrolling interests	26,438	31,933
Purchases of noncontrolling interests	(19,803)	(37,770)
Other, net	(2,417)	—

Net cash (used in) provided by financing activities	(878,068)	237,470

Effects of changes in foreign exchange rates	(460)	(6,743)

Change in cash, cash equivalents and restricted cash	211,819	(1,380,902)
Cash, cash equivalents and restricted cash at beginning of year	467,140	1,848,042

Cash, cash equivalents and restricted cash at end of year	$678,959	$467,140

Supplemental disclosures of cash flow information:
Cash paid for interest	$267,237	$235,756
Cash paid for income taxes, net of tax refund	188,067	281,044
Details for acquisitions:
Assets acquired	$(210,730)	$(2,743,990)
Liabilities assumed	12,116	249,314
Noncontrolling interests	40,956	131,290
Cash paid	(157,658)	(2,363,386)
Less cash acquired	3,676	57,287

Net cash paid for acquisitions	$(153,982)	$(2,306,099)

Supplemental dislosures of non-cash activity from financing activities:
Settlement of borrowings from affiliates	$—	$267,622
Settlement of currency exchange agreement	—	595,809
Capital contribution	—	177,893
Issuance of promisory note in lieu of cash dividend	—	655,083

See accompanying notes to consolidated financial statements.

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(Dollars in thousands, except share data)

(1) The Company

Fresenius Medical Care Holdings, Inc., a New York corporation (the Company or FMCH) is a subsidiary of Fresenius Medical Care AG & Co. KGaA, a German partnership limited by shares (FMCAG & KGaA or the Parent Company). The General Partner refers to Fresenius Medical Care Management AG, FMC-AG & Co. KGaA's general partner and a wholly owned subsidiary of Fresenius SE. Management Board and our Management Board refer to the members of the management board of Fresenius Medical Care Management AG (Management AG) and, except as otherwise specified, Supervisory Board and our Supervisory Board refer to the supervisory board of FMC-AG & Co. KGaA. The Company conducts its operations through seven principal subsidiaries, National Medical Care, Inc. (NMC), Fresenius USA Marketing, Inc., Fresenius USA Manufacturing, Inc., National Cardiovascular Partners, LP, Colorado River Group, LLC and SRC Holding Company, Inc., all Delaware corporations and Fresenius USA, Inc., a Massachusetts corporation.

The Company provides dialysis treatment and related dialysis care services to persons who suffer from end-stage renal disease (ESRD), as well as other health care services. The Company also develops and manufactures a wide variety of health care products, which includes dialysis and non-dialysis products. The Company's dialysis products include hemodialysis machines, peritoneal cyclers, dialyzers, peritoneal solutions, hemodialysis concentrates, solutions and granulates, bloodlines, renal pharmaceuticals and systems for water treatment. The Company's non-dialysis products include acute cardiopulmonary and apheresis products. The Company supplies dialysis clinics it owns, operates or manages with a broad range of products and also sells dialysis products to other dialysis service providers. The Company describes certain of its other health care services as "Care Coordination." Care Coordination includes, but is not limited to, the coordinated delivery of pharmacy services, vascular, cardiovascular and endovascular specialty services as well as ambulatory surgery center services, physician nephrology and cardiology services, health plan services, urgent care services and ambulant treatment services. All of these Care Coordination services together with dialysis care and related services represent the Company's health care services.

(a)   Basis of Presentation

The consolidated financial statements in this report as of December 31, 2020 and 2019 and for the years then ended have been prepared in accordance with U.S. Generally Accepted Accounting Principles (U.S. GAAP).

The Company has evaluated subsequent events through April 30, 2021, which is the date these consolidated financial statements were issued.

(b)   Principles of Consolidation

The consolidated financial statements include the earnings of all companies in which the Company has legal or effective control. This includes variable interest entities (VIEs) for which the Company is deemed the primary beneficiary. The Company also consolidates certain clinics that it manages and financially controls. Noncontrolling interests represent the proportionate equity interests in the Company's consolidated entities that are not wholly owned by the Company. Noncontrolling interests of acquired entities are valued at fair value. The equity method of accounting is used for investments in associated companies over which the Company is deemed to have significant influence.

(2) Summary of Significant Accounting Policies

(a)   Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents are short-term highly liquid investments with maturities of three months or less at date of purchase.

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2020 and 2019

(Dollars in thousands, except share data)

(2) Summary of Significant Accounting Policies (Continued)

Restricted cash balance relates to collateral requirements towards an insurance contract that are not available for use.

(b)   Inventories

Inventories are stated at the lower of cost (determined by using the first-in, first-out method) or net realizable value (see note 4).

(c)   Property, Plant and Equipment

Property, plant, and equipment are stated at cost less accumulated depreciation (see note 10). Significant improvements are capitalized; repairs and maintenance costs that do not extend the useful lives of the assets are charged to expense as incurred. The cost and accumulated depreciation of assets sold or otherwise disposed of are removed from the accounts, and any gain or loss is included in income when the assets are disposed.

The cost of property, plant and equipment is depreciated over estimated useful lives on a straight-line basis as follows: buildings—20 to 40 years, equipment and furniture—3 to 10 years, and leasehold improvements over the estimated useful life or lease term, whichever is shorter—7 to 10 years.

The Company capitalizes interest on borrowed funds during construction periods. Interest capitalized during 2020 and 2019 was $4,445 and $5,240, respectively.

(d)   Intangible Assets and Goodwill

The growth of the Company's business through acquisitions has generated intangible assets, including goodwill and other nonamortizable intangible assets such as tradenames.

Intangible assets such as noncompete agreements, lease agreements, tradenames technology, patents, distribution rights, software, acute care agreements and licenses, and customer relationships acquired in a purchase method business combination are recognized and reported apart from goodwill.

Goodwill and intangibles with indefinite useful lives are not amortized but tested for impairment annually or when an event becomes known that could trigger an impairment. The Company identified tradenames as intangible assets with indefinite useful lives because, based on an analysis of all of the relevant factors, there is no foreseeable limit to the period over which those assets are expected to generate cash inflows for the Company. Intangible assets with finite useful lives are amortized over their respective useful lives. The Company amortizes noncompete agreements over their average useful life of 8 years. Technology is amortized over its useful life of 15 years. All other intangible assets are amortized over their individual estimated useful lives between 3 and 25 years. Intangible assets with finite useful lives are evaluated for impairment when events have occurred that may give rise to an impairment.

The Company assesses our goodwill balance within our single reporting unit annually, and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable to determine whether any impairment in this asset may exist and, if so, the extent of such impairment. We compare the fair value of our reporting unit to its carrying value. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of our reporting unit, we would record an impairment loss equal to the difference.

We completed our required annual impairment test in 2020 and 2019 and determined in each of those periods that the carrying value of goodwill was not impaired. In each year, the fair value of our reporting unit, which includes goodwill, was in excess of the carrying value of our reporting unit.

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2020 and 2019

(Dollars in thousands, except share data)

(2) Summary of Significant Accounting Policies (Continued)

To evaluate the recoverability of intangible assets with indefinite useful lives, the Company compares the fair values of intangible assets with their carrying values. An intangible asset's fair value is determined using a discounted cash flow approach or other methods, if appropriate.

In connection with its annual impairment tests, the Company determined that there was no impairment of goodwill or other indefinite lived intangible assets. Accordingly, the Company did not record any impairment charges during 2020 and 2019.

(e)   Derivative Instruments and Hedging Activities

The Company accounts for derivatives and hedging activities by recognizing all derivative instruments as either assets or liabilities in the consolidated balance sheets at their respective fair values (see note 16). For derivatives designated as hedges, changes in the fair value are either offset against the change in fair value of the assets and liabilities through earnings or recognized in accumulated other comprehensive loss. The amounts reported in accumulated other comprehensive loss are subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings.

For all hedging relationships, the Company formally documents the hedging relationship and its risk management objective and strategy for undertaking the hedge, the hedging instrument, the hedged item, the nature of the risk being hedged, how the hedging instrument's effectiveness in offsetting the hedged risk will be assessed prospectively and retrospectively, and a description of the method of measuring ineffectiveness. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting cash flows of hedged items. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge are recorded in accumulated other comprehensive loss to the extent that the derivative is effective as a hedge, until earnings are affected by the variability in cash flows of the designated hedged item. The ineffective portion of the change in fair value of a derivative instrument that qualifies as a cash flow hedge is reported within the consolidated statements of income.

The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is de designated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

(f)    Foreign Currency Translation

For purposes of these consolidated financial statements, the U.S. dollar is the reporting currency. All assets and liabilities of the Company's non-U.S. subsidiaries are translated at year-end exchange rates, while revenue and expenses are translated at exchange rates prevailing during the year. Adjustments for foreign currency translation fluctuations are excluded from net income and are reported in accumulated other comprehensive loss. In addition, the translation of certain affiliate borrowings denominated in foreign currencies, which are considered foreign equity investments, are reported in accumulated other comprehensive loss.

Gains and losses resulting from the translation of revenues and expenses and intercompany borrowings, which are not considered equity investments, are included in the consolidated statements of income within general and administrative expenses. Foreign exchange losses amounted to $2,206 and $1,027 for the years ended December 31, 2020 and 2019, respectively.

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2020 and 2019

(Dollars in thousands, except share data)

(2) Summary of Significant Accounting Policies (Continued)

(g)   Revenue Recognition

For both health care services revenue and medical supplies revenue, patients, third party payors and customers are billed at our standard rates net of contractual allowances, discounts or rebates to reflect the estimated amounts to be receivable from these payors.

Health care services

Health care services revenue are recognized on the date the patient receives treatment and includes amounts related to certain services, products and supplies utilized in providing such treatment. The patient is obligated to pay for health care services at amounts estimated to be receivable based upon the Company's standard rates or at rates determined under reimbursement arrangements. These arrangements are generally with third party payors, such as Medicare, Medicaid, or commercial insurers.

For services performed for patients where the collection of the billed amount or a portion of the billed amount cannot be determined at the time services are performed the Company concludes that the consideration is variable ("implicit price concession") and records the difference between the billed amount and the amount estimated to be collectible as a reduction to revenue. Implicit price concessions include such items as amounts due from patients without adequate insurance coverage, patient co-payment and deductible amounts due from patients with health care coverage. The Company determines implicit price concessions primarily upon past collection history.

Implicit price concessions are considered when determining the transaction price and resulted in directly reducing revenue in the amount of $425,060 and $374,873 for the years ended December 31, 2020 and 2019, respectively.

Medical supplies

In the medical supplies business, revenues are generated from the sale of dialysis machines and water treatment systems, disposable products and maintenance agreements for the Company's health care products. Revenues from the sale of dialysis machines and water treatment systems are typically recognized upon installation and provision of the necessary technical instructions as only thereafter the customer obtains control of the medical device.

All other dialysis and non-dialysis product revenues are recognized upon completion of the relevant performance obligations. Product revenues are normally based upon pre-determined rates that are established by contractual arrangement.

(h)   Research and Development

Research and development costs are expensed as incurred.

(i)    Income Taxes

Current income taxes are calculated based on the profit of the fiscal year and in accordance with local tax rules of the respective tax jurisdictions. Expected and executed additional tax payments and tax refunds for prior years are also taken into account. Benefits from income tax positions have been recognized only when it was more likely than not that the Company would be entitled to the economic benefits of the tax positions. The more-likely-than-not threshold has been determined based on the technical merits that the position will be sustained upon examination. If a tax position meets the more-likely-than-not recognition threshold, management estimates the largest amount of tax benefit that is more than fifty percent likely to be realized upon settlement with a taxing authority, which becomes the amount of benefit recognized. If a

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2020 and 2019

(Dollars in thousands, except share data)

(2) Summary of Significant Accounting Policies (Continued)

tax position is not considered more-likely-than-not to be sustained based solely on its technical merits, no benefits are recognized.

The Company recognizes deferred tax assets and liabilities for future consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis as well as for consolidation procedures affecting net income and tax loss carryforwards which are more-likely-than-not to be utilized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded to reduce the carrying amount of the deferred tax assets unless it is more likely than not that such assets will be realized (see note 9).

The Company recognizes interest and penalties related to its tax positions as interest expense as the nature of the interest and penalties related to the Company's tax positions are based on the obligations of payment.

(j)    Impairment

The Company reviews the carrying value of its long-lived assets or asset groups with definite useful lives to be held and used for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. Recoverability of these assets is measured by a comparison of the carrying value of an asset to the future net undiscounted cash flows directly associated with the asset. If assets are considered to be impaired, the impairment recognized is the amount by which the carrying value exceeds the fair value of the asset. The Company generally uses a discounted cash flow model to determine fair value.

Long-lived assets to be disposed of by sale are reported at the lower of carrying value or fair value less cost to sell and depreciation is ceased. Long-lived assets to be disposed of other than by sale are considered to be held and used until disposal. No impairment charges were recorded for the years ended December 31, 2020 and 2019.

(k)   Debt Issuance Costs

Debt issuance costs are presented on the consolidated balance sheets as a direct deduction from the carrying amount of that debt liability. These costs are amortized over the term of the related obligation (see note 7).

(l)    Self-insurance Programs

The Company self-insured with excess coverage for professional, product and general liability, auto liability, and worker's compensation claims under which the Company assumes responsibility for incurred claims up to predetermined amounts above which third-party insurance applies. Reported balances for the year include estimates of the anticipated expense for claims incurred (both reported and incurred but not reported) based on historical experience and existing claim activity. This experience includes both the rate of claims incidence (number) and claim severity (cost) and is combined with individual claim expectations to estimate the reported amounts.

(m)  Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2020 and 2019

(Dollars in thousands, except share data)

(2) Summary of Significant Accounting Policies (Continued)

amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(n)   Concentration of Credit Risk

The Company is engaged in providing kidney dialysis services, clinical laboratory testing, and other medical ancillary services, and in the manufacture and sale of products for all forms of kidney dialysis, principally to healthcare providers. The Company performs ongoing evaluations of its customers' financial condition and, generally, requires no collateral.

No single debtor other than U.S. Medicare and Medicaid accounted for more than 10% of total trade accounts receivable in any of these years. Trade accounts receivable are, for a large part, due from government or government-sponsored organizations that are established in the various countries within which we operate.

Approximately 46% and 48% of the Company's revenues in each of the years ended December 31, 2020 and 2019 were earned and subject to regulations under governmental healthcare programs, Medicare and Medicaid, administered by various states and the United States government.

(o)   Employee Benefit Plans

For the Company's funded benefit plans, the defined benefit obligation is offset against the fair value of plan assets (funded status). A pension liability is recognized in the consolidated balance sheets if the defined benefit obligation exceeds the fair value of plan assets. A pension asset is recognized (and reported under "other assets and notes receivables" in the consolidated balance sheets) if the fair value of plan assets exceeds the defined benefit obligation and if the Company has a right of reimbursement against the fund or a right to reduce future payments to the fund. Changes in the funded status of a plan resulting from actuarial gains or losses and prior service costs or credits that are not recognized as components of the net periodic benefit cost are recognized through accumulated other comprehensive loss, net of tax, in the year in which they occur. Actuarial gains or losses and prior service costs are subsequently recognized as components of net periodic benefit cost when realized. The Company uses December 31 as the measurement date when measuring the funded status of all plans.

(p)   Stock-based Compensation Plans

The Company recognizes all employee stock-based compensation as a cost in the consolidated financial statements. Equity classified awards are measured at the grant date fair value of the award. The Company estimates grant date fair value using the Black-Scholes-Merton option pricing model. At December 31, 2020, all stock options are fully vested. Non-equity classified awards are measured at the balance sheet date fair value. The balance sheet fair value is calculated using a Monte Carlo pricing model based on the actual number of outstanding performance shares.

(q)   Legal Contingencies

From time to time, during the ordinary course of the Company's operations, the Company is party to litigation and arbitration and is subject to investigations relating to various aspects of its business (see note 18). The Company regularly analyzes current information about such claims for probable losses and provides accruals for such matters, including the estimated legal expenses in connection with these matters, as appropriate. The Company utilizes its internal legal department as well as external resources for these assessments. In making the decision regarding the need for a loss accrual, the Company considers the degree of probability of an unfavorable outcome and its ability to make a reasonable estimate of the amount of loss.

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2020 and 2019

(Dollars in thousands, except share data)

(2) Summary of Significant Accounting Policies (Continued)

The filing of a suit or formal assertion of a claim or assessment, or the disclosure of any such suit or assertion, does not necessarily indicate that a loss is probable and an accrual is necessary.

(r)   Leases

The Company adopted ASU 2016-02, Leases (Topic 842) ASU 2018-11, Leases: Targeted Improvements, as of January 1, 2019, using the modified retrospective method. The transition method allows entities to apply the transition requirements at the effective date rather than at the beginning of the earliest comparative period presented. The Company elected the package of practical expedients permitted under the transition guidance within the new lease standard, which allowed the Company to carry forward its conclusions on the historical lease classification, embedded leases, and initial direct costs. The adoption of Topic 842 had a $80,594 impact on retained earnings as of January 1, 2019 and added approximately $4,094,075 and $4,142,595 in right-of-use assets and lease liabilities, respectively, to the Company's consolidated balance sheet as of January 1, 2019. The adoption of the new lease standard had no material impact on the Company's consolidated statements of income or consolidated statements of cash flows.

The Company determines whether an arrangement is, or contains, a lease at inception. The Company categorizes leases with contractual terms longer than twelve months as either operating or finance leases. Finance leases are generally those leases that allow the Company to substantially utilize or pay for the entire asset over its estimated life. All other leases are categorized as operating leases.

Right-of-use (ROU) assets under operating leases are recorded on the balance sheet as ROU assets, net and liabilities for operating lease obligations are recorded as lease liabilities. Classification of operating lease liabilities as either current or noncurrent is based on the expected timing of payments due under the Company's obligations.

ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. Leases with an initial contract of 12 months or less are not recorded on the consolidated balance sheet. The Company recognizes lease expense for these leases on a straight-line basis over the lease term.

Because most of the Company's leases do not provide an implicit rate, the Company estimates the incremental borrowing rates based on the information available at the commencement date in determining the present value of lease payments. The Company uses the implicit rate when readily determinable. Lease terms may include the effect of options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Operating lease expense is recognized on a straight-line basis over the lease term.

As a lessee, the Company accounts for the lease and non-lease components as a single lease component for all gross leases, and for all triple net leases the Company separates common area maintenance and other related charges as non-lease components.

See Note 11 for additional information about the Company's leases.

(s)   Fair Value Measurements

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2020 and 2019

(Dollars in thousands, except share data)

(2) Summary of Significant Accounting Policies (Continued)

following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•
Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•
Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•
Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

(3) Acquisitions and Investments

The Company's acquisition spending was driven primarily by the purchase of clinics in the normal course of its operations in 2020. In 2019, the acquisition spending was driven primarily by the acquisition of NxStage Medical, Inc. (NxStage).

The Company accounts for acquisitions in accordance with Accounting Standards Codification (ASC) 805, Business Combinations (Topic 805) referred to as the acquisition method. Determining whether the acquisition method applies to a transaction begins with understanding whether the transaction involves the acquisition of one or more businesses and whether it is a business combination within the scope of the Standard. The Company recognizes all the assets purchased and liabilities assumed of the acquiree, at fair market value on the date of acquisition. The difference between the purchase price and the net assets acquired is attributed to goodwill.

For the year ended December 31, 2020 and 2019, the aggregate purchase price of all acquisitions was $153,982 and $2,306,099, respectively, net of cash acquired. Based on purchase price allocations, some of which are preliminary, the Company recorded $178,434 and $1,637,527 of goodwill, and $12,120 and $766,038 of intangible assets at December 31, 2020 and 2019, respectively, which represent the share of both controlling and noncontrolling interests.

On February 21, 2019, the Company acquired all of the outstanding shares of NxStage for $30.00 per common share. The total acquisition value of this business combination, net of cash acquired, approximated $1.98 billion. NxStage is a leading medical technology company that develops, produces and markets an innovative product portfolio of medical devices for use in home dialysis and in the critical care setting. This acquisition is part of the Company's stated strategy to expand and complement its existing business through acquisitions. Generally, these acquisitions do not change the Company's business model and can be integrated without disruption to its existing business, requiring little to no realignment of its structures. The NxStage acquisition is consistent in this regard as it supplements the Company's existing business.

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2020 and 2019

(Dollars in thousands, except share data)

(3) Acquisitions and Investments (Continued)

The following table summarizes the final fair values, as of the date of acquisition based upon information available as of December 31, 2019, of assets acquired and liabilities assumed at the date of the acquisition:

Cash and cash equivalents	$47,103
Trade accounts and other receivables	32,536
Inventories	63,700
Other current assets	14,712
Property, plant and equipment	109,730
Right-of-use assets	21,603
Intangible assets and other assets	768,004
Goodwill	1,192,996
Accounts payable, current provisions and other current liabilities	(72,486)
Deferred taxes	(100,485)
Lease liabilities	(22,065)
Other liabilities	(27,810)
Noncontrolling interests	(4,100)

Total acquisition cost	$2,023,438

Pro forma results of operations as a result of this acquisition have not been presented as this acquisition is not material to our consolidated statements of income.

(4) Other Balance Sheet Items

(a)
Inventories

As of December 31, 2020 and 2019, inventories consisted of the following:

	2020	2019
Inventories:
Raw materials	$147,922	$143,677
Manufactured goods in process	26,571	23,396
Manufactured and purchased inventory available for sale	494,640	374,557

	669,133	541,630
Health care supplies	503,034	394,677

Total inventories	$1,172,167	$936,307

Under the terms of certain unconditional purchase agreements, including the Venofer® license, distribution, manufacturing and supply agreement (the Venofer® Agreement) with Luitpold Pharmaceuticals, Inc. and American Regent, Inc., the Company is obligated to purchase approximately $439,379 of materials, of which $240,978 is committed for 2021. The terms of these agreements run one to five years.

Healthcare supplies inventories as of December 31, 2020 and 2019 include $197,781 and $187,641 respectively, of Mircera®. The Company's exclusive supply agreement for Mircera® was extended in March 2018 and will continue through December 31, 2021. During 2020, the contract was automatically extended through December 31, 2025.

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2020 and 2019

(Dollars in thousands, except share data)

(4) Other Balance Sheet Items (Continued)

(b)
Related Party Services

Related party transactions pertaining to services performed and products purchased or sold between affiliates are recorded as accounts payable to related parties on the consolidated balance sheets and cost of health care services, cost of medical supplies and general and administrative expenses on the consolidated statements of income.

(5) Sale of Accounts Receivable

Under the Accounts Receivable Facility (A/R Facility), certain receivables are sold to NMC Funding Corporation (NMC Funding), a wholly-owned subsidiary. NMC Funding then assigns percentage ownership interests in the accounts receivable to certain bank investors. Under the terms of the A/R Facility, NMC Funding retains the right, at any time, to recall all the then outstanding transferred interests in the accounts receivable. Consequently, the receivables remain on the Company's consolidated balance sheet and the proceeds from the transfer of percentage ownership interests are recorded as long-term debt.

NMC Funding pays interest to the bank investors, calculated based on the commercial paper rates for the particular tranches selected. Refinancing fees, which include legal costs and bank fees, are amortized over the term of the facility.

The Company refinanced the A/R Facility on December 20, 2018 increasing the facility to $900,000 and extending it until December 20, 2021. At December 31, 2020, there was no outstanding borrowings under the A/R facility. The outstanding borrowings under the A/R Facility was $426,409 at December 31, 2019.

(6) Short Term Borrowings

At December 31, 2020 and 2019, short-term borrowings consisted of the following:

	December 31
	2020	2019
Commercial paper	$19,653	$14,783
Other	—	842

Total short-term borrowings	$19,653	$15,625

(7) Long-Term Debt

At December 31,2020 and 2019, long-term debt consisted of the following:

	December 31
	2020	2019
Revolving credit facility	$—	$138,700
Amended 2012 Credit Agreement term loan, net of deferred debt charges of $1,136 and $3,334, respectively	1,108,864	1,226,666
AR facility	—	426,409
Other	168,688	133,816

	1,277,552	1,925,591
Less amounts classified as current	148,607	143,775

Total long-term debt	$1,128,945	$1,781,816

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2020 and 2019

(Dollars in thousands, except share data)

(7) Long-Term Debt (Continued)

The weighted average interest rate for long-term debt outstanding as of December 31, 2020 and 2019 was approximately 1.24% and 3.10%, respectively.

Amended 2012 Credit Agreement

The Company and the Parent Company (the Loan Parties) originally entered into a syndicated credit facility of $3,850,000 and a 5-year tenor (the "2012 Credit Agreement") on October 30, 2012. On November 26, 2014, the 2012 Credit Agreement was amended to increase the total credit facility to approximately $4,400,000 and extend the term for an additional two years until October 30, 2019 (Amended 2012 Credit Agreement). On July 11, 2017, the Loan Parties further amended and extended the term of the Amended 2012 Credit Agreement to July 31, 2022.

As of December 31, 2020, the Amended 2012 Credit Agreement consists of:

(a)
Revolving credit facilities of $900,000 and €600,000 which will be due and payable on July 31, 2022.

(b)
A term loan of $1,110,000, also scheduled to mature on July 31, 2022. Quarterly repayments of $30,000 are required to be made with the remaining balance outstanding due on the maturity date.

Interest on the credit facilities is floating at a rate equal to EURIBOR / LIBOR (as applicable) plus an applicable margin. The applicable margin is variable and depends on the Parent Company's consolidated leverage ratio which is a ratio of its Consolidated Funded Debt less cash and cash equivalents to Consolidated EBITDA (as these terms are defined in the Amended 2012 Credit Agreement). At December 31, 2020 and 2019, the dollar-denominated tranches outstanding under the Amended 2012 Credit Agreement had a weighted average interest rate of 1.24% and 3.09%, respectively.

The Amended 2012 Credit Agreement contains affirmative and negative covenants with respect to the Parent Company and its subsidiaries. Under certain circumstances these covenants limit indebtedness and restrict the creation of liens. Under the Amended 2012 Credit Agreement the Parent Company is required to comply with a maximum consolidated leverage ratio (ratio of consolidated funded debt less cash and cash equivalents to consolidated EBITDA).

The following table shows the available and outstanding amounts under the Amended 2012 Credit Agreement at December 31, 2020 and 2019:

Amended 2012 Credit Agreement	Maximum amount available December 31, 2020		Balance outstanding December 31, 2020
Revolving credit USD	$900,000	$900,000	$—	$—
Revolving credit EUR	€600,000	736,260	€—	—
Term loan A	$1,110,000	1,110,000	$1,110,000	1,110,000

		$2,746,260		$1,110,000

Amended 2012 Credit Agreement	Maximum amount available December 31, 2019		Balance outstanding December 31, 2019
Revolving credit USD	$900,000	$900,000	$138,700	$138,700
Revolving credit EUR	€600,000	674,040	€—	—
Term loan A	$1,230,000	1,230,000	$1,230,000	1,230,000

		$2,804,040		$1,368,700

For the year ended December 31, 2020, there were no borrowings under the revolving credit agreement (exclusive of swingline borrowings). At December 31, 2019, gross borrowings under the revolving credit agreement (exclusive of swingline borrowings) was $1,250,000 and gross repayments were $1,250,000.

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2020 and 2019

(Dollars in thousands, except share data)

(7) Long-Term Debt (Continued)

Gross repayments under the Term Loan were $120,000 in each of the years ended December 31, 2020 and 2019.

In addition, at December 31, 2020 and 2019, the Company had letters of credit outstanding in the amount of $146,262 and $178,056, respectively, which are not included above as part of the balance outstanding at those dates, but which reduce available borrowings under the revolving credit facilities.

The Company had $2,632 and $7,730 of unamortized deferred charges at December 31, 2020 and 2019, recorded in long-term debt.

In April 2020, the Company entered into three new bilateral credit agreements with total availability of $375,000 and initial maturity one year from the initial closing date. There was no outstanding balance related to these bilateral credit agreements at December 31, 2020.

(Receivables) Borrowings from Affiliates

The Company has various outstanding borrowings with KGaA and affiliates. The funds were used for general corporate purposes and acquisitions. The loans are due at various maturities.

At December 31, 2020 and 2019, (receivables) borrowings from affiliates consisted of the following:

	December 31
	2020	2019
RTC Holdings International, Inc. borrowings at interest rates of 2.0285% (until 8/24/20) and 0.441% (8/25/20 thereafter) and 2.0285%, respectively to be repaid in 2021	$14,251	$14,038
NMC/FMC B LLC receivables, net of discounts at a rate of LIBOR plus 1.125% to be repaid in 2022	(5,200)	(5,079)
FMC US Finance borrowings, net of discounts at a rate of LIBOR plus 1.125% to be repaid in 2021	69,295	64,555
FMC Finance II borrowings, net of discounts at a rate of LIBOR plus 0.8% to be repaid in 2024	109,194	83,916
FMC Finance II borrowings, net of discounts at fixed rates 5.25% to be repaid in 2024	425,000	950,000
FMC Malta borrowings at fixed rates of interest between 4.2% and 6.26% to be repaid at various dates through 2030	1,228,372	1,117,021
FMC Finance II borrowings, net of discounts at a fixed rate of 5.45% to be repaid 2022	653,458	598,235
FMC Finance II Dollar Grid Note, at a rate of 6-month LIBOR Plus 1.5% payable on demand	105,000	105,000
NMC/FMC US Finance III borrowings, at a rate of LIBOR plus 1.125% to be repaid in 2029	500	13
FMC Finance III borrowings, net of discounts at a fixed rate of 4.25% to be repaid in 2029	501,320	509,732
FMC Finance III borrowings, net of discounts at a fixed rate of 2.875% to be repaid in 2031	1,042,700	—
FMC Malta borrowings at fixed rates of 5.85% to be repaid in 2029	430,000	430,000
FMC Malta borrowings at fixed rate of 4.2% to be repaid in 2024	217,877	217,877
FMC Finance I borrowings, net of discounts at a fixed rate of 6.25% to be repaid 2021	682,500	682,500

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2020 and 2019

(Dollars in thousands, except share data)

(7) Long-Term Debt (Continued)

	December 31
	2020	2019
Receivables from Bank Mendes Gans cash pooling arrangement	(1,102,715)	(50,598)

	4,371,552	4,717,210
Less current borrowings from affiliates	766,047	539,038
Less current receivables from affiliates	(1,102,715)	(50,598)

Total net long-term borrowings from affiliates	$4,708,220	$4,228,770

On July 31, 2019, the Company settled an obligation due to Finance II by repaying the external bondholder on behalf of Finance II in satisfaction of an outstanding euro denominated note. In total, FMCH paid $800,000 in this settlement in full satisfaction of the associated agreements. Also on July 31, 2019, FMCH's intercompany payable to FMC B in the amount of approximately $700,000 was reassigned such that US Finance II is now the counterparty with FMCH under the same terms as previously existed. This tranche of debt is euro denominated and a currency exchange agreement is in place between FMCH and FMC US Finance II. On February 16, 2021, the Company repaid $682,500 of principle under the FMC Finance I borrowing. The Company is the guarantor of the debt held by FMC US Finance I, FMC US Finance II and FMC US Finance III. The total principal balance of these loans are $3,250,000 with interest rates between LIBOR plus 1.214% to 5.875%, and maturity dates between February 2021 to February 2031.

For the years ended December 31, 2020 and 2019, gross borrowings related to affiliate notes were $1,197,352 and $579,924, respectively, and gross repayments were $539,621 and $842,949, respectively.

Scheduled maturities of debt and (receivables) borrowings are as follows:

2021	$(167,860)	(1)
2022	1,691,434
2023	203,752
2024	873,381
2025	1,532
2026 and thereafter	3,066,518

Total	$5,668,757

(1)
This negative balance is due to the $1 billion increase in affiliate receivable which exceeds the 2021 debt repayment.

(8) Goodwill and Other Intangible Assets

Goodwill

Changes in the carrying amount of goodwill for the years ended December 31, 2020 and 2019 are as follows:

	December 31
	2020	2019
Carrying value as of beginning period	$13,200,862	11,583,359
Goodwill acquired	178,434	1,637,527
Divestitures	(5,796)	(20,045)
Other reclassifications	38	21

Carrying value as of ending period	$13,373,538	13,200,862

FRESENIUS MEDICAL CARE HOLDINGS, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2020 and 2019

(Dollars in thousands, except share data)

(8) Goodwill and Other Intangible Assets (Continued)

Other Intangible Assets

At December 31, 2020 and 2019, the carrying value and accumulated amortization of other intangible assets consisted of the following:

	December 31, 2020			December 31, 2019
	Gross carrying value	Accumulated amortization	Carrying value	Gross carrying value	Accumulated amortization	Carrying value
Amortizable intangible assets:
Noncompete agreements	$339,232	(310,032)	29,200	$334,104	(304,898)	29,206
Acute care agreements	37,001	(35,675)	1,326	150,470	(149,821)	649
License and distribution
agreements	89,060	(59,663)	29,397	84,027	(62,588)	21,439
Customer relationship	53,600	(5,513)	48,087	55,390	(4,330)	51,060
Technology	762,750	(194,933)	567,817	762,750	(134,452)	628,298
Other intangibles	362,540	(209,249)	153,291	261,763	(175,011)	86,752
Tradename	6,954	(5,138)	1,816	6,944	(4,437)	2,507
Construction in progress	118,932	—	118,932	182,180	—	182,180

	1,770,069	(820,203)	949,866	1,837,628	(835,537)	1,002,091

Nonamortizable intangible assets:
Tradename	255,634	—	255,634	255,634	—	255,634
IPR&D	43,060	—	43,060	—	—	—

	298,694	—	298,694	255,634	—	255,634

Net intangibles	$2,068,763	(820,203)	1,248,560	$2,093,262	(835,537)	1,257,725

Amortization expense for amortizable intangible assets for the years ended December 31, 2020 and 2019 was $113,205 and $105,552, respectively. The following table shows the estimated amortization expense of these assets for the next five years:

2021	$124,300
2022	124,300
2023	124,300
2024	124,300
2025	124,300

Total	$621,500

(9) Income Taxes

Income (loss) before income taxes is as follows:

	Year ended December 31
	2020	2019
Domestic	$1,631,099	$1,255,774
Foreign	24,593	(35,475)

Total income before income taxes	$1,655,692	$1,220,299

FRESENIUS MEDICAL CARE HOLDINGS, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2020 and 2019

(Dollars in thousands, except share data)

(9) Income Taxes (Continued)

The provisions for income taxes are as follows:

	Year ended December 31
	2020	2019
Current tax expense:
Federal	$152,755	$126,792
State	68,478	80,366
Foreign	15,643	6,544

Total current	236,876	213,702

Deferred tax expense (benefit):
Federal	121,402	36,559
State	10,652	(6,629)
Foreign	—	3,402

Total deferred tax expense	132,054	33,332

Total provision	$368,930	$247,034

The provision for income taxes for the years ended December 31, 2020 and 2019 differed from the amount of income taxes determined by applying the applicable statutory federal income tax rate to pre-tax earnings as a result of the following differences:

	Year ended December 31
	2020	2019
Statutory federal tax rate	21.0%	21.0%
State income taxes, net of federal tax benefit	3.8	4.8
Provision for tax audit liability	0.3	(0.4)
Noncontrolling partnership interests	(3.8)	(4.7)
Foreign losses and taxes	0.6	0.4
Other	0.4	(0.9)

Effective tax rate	22.3%	20.2%

DLP Contribution

The results of the Company's operations are included in Fresenius Medical Care Holdings Delaware Ltd Partnership (DLP) consolidated U.S. and federal, state and local income tax returns.

DLP has generated net operating losses (NOLs) in prior years which were utilized by other Fresenius Medical Care North America entities within the consolidated income tax return. The utilization of the losses within the FMCH group has been reflected within income taxes payable. DLP elected to contribute the cumulative amount of tax benefit for the utilization of DLP losses to FMCH in the form of an in-kind equity contribution, resulting in a contribution to additional paid-in capital of $0 and $1,571 for the years ended December 31, 2020 and 2019, respectively. A utilization of hedging losses with a capital loss attribute resulted in $0 and $1,489 additional paid-in capital for the year ended December 31, 2020 and 2019.

FRESENIUS MEDICAL CARE HOLDINGS, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2020 and 2019

(Dollars in thousands, except share data)

(9) Income Taxes (Continued)

Deferred tax liabilities (assets) are comprised of the following:

December 31 2020
Deferred tax assets:
Inventories	$9,397
Lease	735,008
Provision and other liabilities	157,135
Pension	33,253
Net operating loss carryforward, tax credit carryforward and interest carryforwards	76,548
Compensation expense related to stock options	14,808
Valuation Allowance	(23,568)

Total deferred tax assets	$1,002,581
Deferred tax liabilties:
Intagible assets	760,152
Property, plan and equipment and other non-current assets	248,960
Right-of-use assets	739,683
Pension	16,796
Other	160,137

Total deferred tax liabilties	1,925,728

Net deferred tax liabilities	$923,147

December 31 2019
Reserves and other accrued liabilities	$62,713
Depreciation and amortization	747,005
Pension valuation	(4,347)
Stock based compensation expense	(14,808)

Net deferred tax liabilities	$790,563

The Company has established valuation allowances for deferred tax assets of $23,568 and $12,711 at December 31, 2020 and 2019, respectively.

The net (decrease) increase in the valuation allowance for deferred tax assets was ($880) and $7,265 for the years ended December 31, 2020 and 2019, respectively. The aforementioned changes relate to activities incurred in state and foreign jurisdictions.

At December 31, 2020, there are federal net operating loss (NOL) carryovers of $194,699, expiring between 2029 through 2040. The federal net operating loss is potentially limited by §382 as of December 31, 2020. In addition, there is a federal tax credit of $9,114, which will expire with varying dates. State net operating loss carryovers and tax credits are $424,679 and $5,401, respectively, with varying expiration dates. The NOL utilization is contingent upon the Company's ability to generate future income. It is the Company's expectation that it is more likely than not to generate future taxable income to utilize its remaining deferred tax assets.

The tax years 2017, 2018, 2019 and 2020 are open to audit by the federal government. The Company is also subject to audit in various state jurisdictions. All expected results for both federal and state income tax audits have been recognized in the consolidated financial statements.

FRESENIUS MEDICAL CARE HOLDINGS, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2020 and 2019

(Dollars in thousands, except share data)

(9) Income Taxes (Continued)

The following table shows the reconciliation of the beginning and ending amounts of unrecognized tax benefits:

	2020	2019
Unrecognized tax benefits (net of interest):
Balance at January 1	$15,359	$29,079
Increases in unrecognized tax benefits prior periods	6,822	18,990
Decreases in unrecognized tax benefits prior periods	(370)	(14,229)
Increases in unrecognized tax benefits current periods	77	—
Changes related to settlements with tax authorities	(6,956)	(6,280)
Reductions as a result of the statute of limitations	(1,275)	(12,201)

Balance at December 31	$13,657	$15,359

Included in the balance are $13,101 and $18,639 of unrecognized tax benefits at December 31, 2020 and 2019, respectively, which would affect the effective tax rate if recognized. It is the Company's accounting policy to recognize interest and penalties related to income tax matters in interest expense. The Company is currently not in a position to forecast the timing and magnitude of changes in the unrecognized tax benefits within the next twelve months.

The Company recognized $2,352 of interest income and $1,179 of penalties in the year ended December 31, 2019.

(10) Property, Plant and Equipment

As of December 31, 2020 and 2019, property, plant and equipment consisted of the following:

	December 31
	2020	2019
Land and land improvements	$13,164	$11,012
Buildings	297,667	268,088
Leasehold improvements	2,947,188	2,750,004
Equipment and furniture	3,179,093	2,878,218
Construction-in-progress	300,671	309,633

	6,737,783	6,216,955
Accumulated depreciation and amortization	(3,857,632)	(3,450,863)

Property, plant and equipment, net	$2,880,151	$2,766, 092

Depreciation expense relating to property, plant and equipment amounted to $531,532 and $511,808 for the years ended December 31, 2020 and 2019, respectively.

Included in property, plant and equipment as of December 31, 2020 and 2019 were $193,588 and $192,848, respectively, of peritoneal dialysis cycler machines which the Company leases to customers with end-stage renal disease on a month-to-month basis.

(11) Leases

The Company leases buildings and machinery and equipment under various lease agreements expiring on dates through 2054. Lease agreements frequently include renewal options and require that the Company pay for utilities, taxes, insurance and maintenance expenses. Options to purchase are also included in some lease agreements. The exercise of lease renewal options is at the Company's sole discretion and the lease

FRESENIUS MEDICAL CARE HOLDINGS, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2020 and 2019

(Dollars in thousands, except share data)

(11) Leases (Continued)

right-of- use assets and liabilities reflect only the options reasonably certain of exercise. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants. The majority of the Company's leases are operating leases. Finance leases are not considered significant to the Company's consolidated balance sheet or consolidated statement of income.

The following summarizes the Company's components of net lease cost for the year ended December 31, 2020:

Operating lease cost	$738,421
Short-term lease cost	20,552
Less: Sublease income	(4,311)

Total lease cost(a)	$754,662

(a)
All lease costs are classified in health care services expense, medical supplies expense, or Selling, general and administrative expenses on the consolidated statements of income. As of December 31, 2020, $698,242 of lease costs was recognized in health care services expense and medical supplies expense and $56,420 was recognized in Selling, general, and administrative expenses.

Supplemental balance sheet information as of December 31, 2020, is as follows:

Operating leases
Weighted-average remaining lease term (years)	8.97
Weighted-average discount rate (%)	3.33

Supplemental balance sheet information as of December 31, 2019, is as follows:

Operating leases
Weighted-average remaining lease term (years)	8.64
Weighted-average discount rate (%)	3.73

Supplemental cash flow information related to leases for the year ended December 31, 2020 is as follows:

Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$(785,411)
Right-of-use assets obtained in exchange for new or modified operating lease obligations:	781,387

Supplemental cash flow information related to leases for the year ended December 31, 2019 is as follows:

Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$(784,394)
Right-of-use assets obtained in exchange for new or modified operating lease obligations:	573,228

FRESENIUS MEDICAL CARE HOLDINGS, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2020 and 2019

(Dollars in thousands, except share data)

(11) Leases (Continued)

Minimum future annual rental commitments under noncancelable operating and finance leases for the five years succeeding December 31, 2020 and thereafter are as follows:

	Operating leases	Finance leases	Total
2021	$696,506	$7,115	$703,621
2022	685,715	7,574	693,289
2023	610,264	7,543	617,807
2024	516,121	7,681	523,802
2025	438,225	7,809	446,034
2026 and beyond	1,690,167	128,004	1,818,171

Total undiscounted lease payments(a)	4,636,998	165,726	4,802,724
Less: imputed interest(b)	600,805	29,343	630,148

Total lease liabilities	$4,036,193	$136,383	$4,172,576

(a)
Operating and finance lease payments include options to extend lease terms that are deemed reasonably certain of being exercised.

(b)
Calculated using the incremental borrowing rate for each lease.

(12) Pension and Other Post Retirement Benefits

(a)   National Medical Care, Inc. Defined Benefit Pension Plan

The Company has a noncontributory, defined benefit pension plan (NMC plan). Each year the Company contributes at least the minimum required by the Employee Retirement Income Security Act of 1974, as amended. Plan assets consist primarily of publicly traded common stock, fixed income securities and cash equivalents.

In 2002, the Company curtailed its defined benefit and supplemental executive retirement plans. Under the curtailment amendment for substantially all employees eligible to participate in the NMC plan, benefits have been frozen as of the curtailment date and no additional defined benefits for future services will be earned. The Company has retained all employee benefit obligations as of the curtailment date. The Company contributed $10,000 for the year ended December 31, 2020. The Company did not make any contributions to the NMC plan in 2019. There was no minimum funding requirement in 2020. The Company does not expect to contribute to the plan during the upcoming year. It is assumed that the Pre-Funding Balance will fully offset the required minimum contributions.

FRESENIUS MEDICAL CARE HOLDINGS, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2020 and 2019

(Dollars in thousands, except share data)

(12) Pension and Other Post Retirement Benefits (Continued)

The following table shows the changes in benefit obligations, the changes in plan assets, and the funded status of the NMC plan:

	Year ended December 31
	2020	2019
Change in benefit obligation:
Benefit obligation at beginning of year	$432,004	$428,651
Service cost	5,478	7,219
Interest cost	15,140	18,765
Amendments	(278)	—
Actuarial loss	27,660	34,949
Settlements	—	(40,109)
Benefits paid	(24,243)	(17,471)

Benefit obligation at end of year	455,761	432,004

Change in plan assets:
Fair value of plan assets at beginning of year	355,012	363,521
Actual return on plan assets	40,822	49,071
Employer contribution	10,000	—
Settlements	—	(40,109)
Benefits paid	(24,243)	(17,471)

Fair value of plan assets at end of year	381,591	355,012

Funded status at year-end	$(74,170)	$(76,992)

The pension liability recognized as of December 31, 2020 and 2019, is equal to the amount shown as 2020 and 2019 funded status at end of year in the preceding table and is recorded as a component of "other liabilities" in the consolidated balance sheets.

The accumulated benefit obligation for the NMC plan was $446,107 and $423,967 at December 31, 2020 and 2019, respectively.

The pre-tax changes in the table below for 2020 and 2019 reflect actuarial (gains) losses in other comprehensive income relating to pension liabilities.

(gains) losses
Adjustments related to pensions at December 31, 2018	$167,153
Actuarial loss for year	9,253
Amortization of unrealized losses	(18,090)
Impact of settlements	(13,495)
Amortization of prior service credit	118

Adjustments related to pensions at December 31, 2019	144,939
Actuarial loss for year	5,646
Amendment	(278)
Amortization of unrealized losses	(14,900)
Impact of settlements	—
Amortization of prior service credit	118

Adjustments related to pensions at December 31, 2020	$135,525

FRESENIUS MEDICAL CARE HOLDINGS, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2020 and 2019

(Dollars in thousands, except share data)

(12) Pension and Other Post Retirement Benefits (Continued)

The following weighted average assumptions were utilized in determining benefit obligations as of December 31:

	2020	2019
Discount rate	3.05%	3.63%
Rate of compensation increase	3.50	3.50

The NMC plan net periodic benefit costs are comprised of the following components:

	2020	2019
Components of net periodic benefit cost:
Service cost	$5,478	$7,219
Interest cost	15,140	18,765
Expected return on plan assets	(18,807)	(23,375)
Amortization of unrealized losses	14,900	18,090
Recognized loss due to settlements	—	13,495
Amortization of prior service credit	(118)	(118)

Net periodic benefit cost	$16,593	$34,076

The discount rates for the NMC plan are derived from an analysis and comparison of yields of portfolios of equity and highly rated debt instruments with maturities that mirror the NMC plan's benefit obligation. The Company's discount rate is the weighted average of this plan based upon their benefit obligations at December 31, 2020. The following weighted average assumptions were used in determining net periodic benefit cost for the years ended December 31:

	2020	2019
Discount rate	3.63%	4.48%
Expected return on plan assets	5.51	6.63
Rate of compensation increase	3.50	3.50

Expected benefit payments for the NMC plan for the next five years and in the aggregate for the five years thereafter are as follows:

2021	$21,727
2022	22,483
2023	23,101
2024	23,733
2025	24,229
2026 through 2030	124,962

FRESENIUS MEDICAL CARE HOLDINGS, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2020 and 2019

(Dollars in thousands, except share data)

(12) Pension and Other Post Retirement Benefits (Continued)

(i)    Plan Assets

The following table presents the fair values of the NMC plan assets at December 31, 2020 and 2019:

		Fair value measurements at December 31, 2020				Fair value measurements at December 31, 2019
		Quoted prices in active markets for identical assets	Significant observable inputs	Unobservable inputs		Quoted prices in active markets for identical assets	Significant observable inputs	Unobservable inputs
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Asset category:
Equity investments:
Index funds(1)	$108,193	10,953	97,240	—	$95,850	9,481	86,369	—
Fixed income investments:
Government securities(1)	19,290	18,948	342	—	3,229	2,861	368	—
Corporate bonds(1)	224,375	—	224,375	—	227,648	—	227,648	—
Other bonds(1)	20,341	—	11,510	8,831	11,435	—	3,103	8,332
U.S. Treasury money market funds(1)	9,392	9,392	—	—	16,850	16,850	—	—

Total	$381,591	39,293	333,467	8,831	$355,012	29,192	317,488	8,332

(1)
This category comprises low-cost equity index funds not actively managed that track the S&P 500, S&P 400, Russell 2000, MSCI Emerging Markets Index and the Morgan Stanley International EAFE Index.

(2)
This category comprises fixed income investments by the U.S. government and government sponsored entities.

(3)
This category primarily represents investment grade bonds of U.S. issuers from diverse industries.

(4)
This category comprises private placement bonds as well as collateralized mortgage obligations.

(5)
This category represents funds that invest in U.S. treasury obligations directly or in U.S. treasury-backed obligations.

The methods and inputs used to measure the fair value of plan assets at the balance sheet date are as follows:

Common stocks are valued at their market prices.

Index funds are valued based on market quotes.

Government bonds are valued based on both market prices and market quotes.

Corporate bonds and other bonds are valued based on market quotes.

Cash is stated at nominal value which equals the fair value.

U.S. Treasury money market funds as well as other money market and mutual funds are valued at their market price.

(ii)   Plan Investment Policy and Strategy

The Company periodically reviews the assumption for long-term expected return on pension plan assets. As part of the assumptions review, a range of reasonable expected investment returns for the pension plan as a whole was determined based on an analysis of expected future returns for each asset class weighted by

FRESENIUS MEDICAL CARE HOLDINGS, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2020 and 2019

(Dollars in thousands, except share data)

(12) Pension and Other Post Retirement Benefits (Continued)

the allocation of the assets. The range of returns developed relies both on forecasts, which include the actuarial firm's expected long-term rates of return for each significant asset class or economic indicator, and on broad-market historical benchmarks for expected return, correlation, and volatility for each asset class.

The Company's overall investment strategy is to achieve a mix of approximately 99% of investments for long-term growth and income and 1% in cash or cash equivalents. Investment income and cash or cash equivalents are used for near-term benefit payments. Investments are governed by the plan investment policy and include well diversified index funds or funds targeting index performance.

The plan investment policy, utilizing a revised target investment allocation in a range around 26% equity and 74% fixed income investments, considers that there will be a time horizon for invested funds of more than 5 years. The total portfolio will be measured against a custom index that reflects the asset class benchmarks and the target asset allocation. The plan investment policy does not allow investments in securities of the Company or other related party securities. The performance benchmarks for the separate asset classes include: S&P 500 Index, S&P 400 Mid-Cap Index, Russell 2000 Index, MSCI EAFE Index, MSCI Emerging Markets Index, Barclays Capital Long- Corporate Bond Index, Bloomberg Barclays U.S. Corporate High Yield Index, and Bloomberg Barclays U.S. High Yield Fallen Angel 3% Capped Index.

(b)   Supplemental Executive Retirement Plan

The Company's supplemental executive retirement plan provides certain key executives with benefits in excess of normal pension benefits. During the first quarter of 2002, FMCH curtailed its supplemental executive retirement plan. The projected benefit obligation was $17,082 and $16,612 at December 31, 2020 and 2019, respectively. Pension expense for this plan, for the years ended December 31, 2020 and 2019 was $1,319 and $1,270, respectively. The Company has recorded $4,478 and $4,019 to accumulated other comprehensive loss to recognize the additional liability for this plan at December 31, 2020 and 2019, respectively. The Company contributed $1,309 and $1,266 to this plan during 2020 and 2019, respectively. Expected funding for 2021 is $1,300.

The pension liability recognized as of December 31, 2020 and 2019 of $17,082 and $16,612, respectively, includes a current portion of $1,281 and $1,259, respectively, which is recognized as a current liability in the line item accrued liabilities within the consolidated balance sheets. The noncurrent portion of $15,801 and $15,353 as of December 31, 2020 and 2019, respectively, is recorded as noncurrent pension liability in other liabilities within the consolidated balance sheets.

The Company does not provide any post-retirement benefits to its employees other than those provided under its NMC plan and supplemental executive retirement plan.

(c)   Defined Contribution Plans

Most FMCH employees are eligible to join a 401(k) savings plan. Employees can deposit up to 75% of their pay up to a maximum of $19.5 if under 50 years old ($26 if 50 or over) under this savings plan. The Company will match 50% of the employee deposit up to a maximum Company contribution of 3% of the employee's pay. The Company's total expense under this defined contribution plan for the years ended December 31, 2020 and 2019 was $79,584 and $59,657, respectively.

(13) Noncontrolling Interests Subject to Put Provisions

The Company has potential obligations to purchase the noncontrolling interests held by third parties in certain of its consolidated subsidiaries. These obligations are in the form of put provisions and are exercisable at the third-party owners' discretion within specified periods or conditions as outlined in each specific put provision. If these put provisions were exercised, the Company would be required to purchase

FRESENIUS MEDICAL CARE HOLDINGS, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2020 and 2019

(Dollars in thousands, except share data)

(13) Noncontrolling Interests Subject to Put Provisions (Continued)

all or part of third-party owners' noncontrolling interests at the appraised fair value at the time of exercise. The methodology the Company uses to estimate the fair values of the noncontrolling interest subject to put provisions assumes the greater of net book value or a multiple of earnings or estimated fair value. Estimated fair value is determined using a market approach and is determined by a multiple of earnings, development stage of the underlying business and other factors. The estimated fair values of the noncontrolling interests subject to these put provisions can also fluctuate and the implicit multiple of earnings at which these noncontrolling interest obligations may ultimately be settled could vary significantly from our current estimates depending upon market conditions.

At December 31, 2020 and 2019, the Company's potential obligations under these put options are $1,246,007 and $1,102,279, respectively, of which, at December 31, 2020 and 2019, $760,694 and $653,240 were exercisable respectively. Put options were exercised for a total consideration of $4,112 and $5,099 in the years ended December 31, 2020 and 2019, respectively.

The following is a rollforward of noncontrolling interests subject to put provisions for the years ended December 31, 2020 and 2019:

	2020	2019
Beginning balance	$1,102,279	966,033
Dividends paid	(182,318)	(168,140)
Net sale of noncontrolling interests	23,613	69,148
Contributions from noncontrolling interests	15,146	24,097
Changes in fair value of noncontrolling interests	123,742	46,053
Net income attributable to NCI interests subject to put options	163,545	167,655
ASC 842 adjustment	—	(2,567)

Ending balance	$1,246,007	1,102,279

(14) Equity

(a)   Common Stock

The Company did not purchase any shares of its common stock in 2020 or 2019. As of December 31, 2020 and 2019, the Company had 83,985,000 shares of common stock outstanding.

(b)   Preferred Stock

In December 2019, the Company executed a non-cash transaction to repurchase and retire 750,940 of its Class C preferred stock from DLP comprising all of the outstanding Class C preferred stock and 2,653,560 of Class E preferred stock from DLP comprising all of the outstanding Class E preferred stock. The agreed upon purchase price was $1,041,324. In order to settle the total repurchase price on the Class C preferred stock and the Class E preferred stock, the Company (1) settled outstanding receivables from DLP in the aggregate amount of $267,622, (2) settled the gross receivable due from DLP pursuant to the settlement of an associated currency exchange agreement in the amount of $595,809 (see Note 16), and (3) received a capital contribution from DLP for the remaining $177,893. The difference of $190,199 between the carrying value of the Class C and Class E preferred stock of $851,125 and the purchase price of $1,041,324 was recorded in retained earnings as it was considered a deemed distribution. As of December 31, 2020 and 2019, the Company had no preferred stock outstanding.

FRESENIUS MEDICAL CARE HOLDINGS, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2020 and 2019

(Dollars in thousands, except share data)

(14) Equity (Continued)

(c)   Stock Options

On May 12, 2011, the Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2011 (2011 SOP) was established by resolution of KGaA's Annual General Meeting. The 2011 SOP, together with the Phantom Stock Plan 2011, which was established by resolution of the General Partner's Management and supervisory boards, forms the Company's Long-Term Incentive Program (LTIP 2011). Under the LTIP 2011, participants were granted awards, which consisted of a combination of stock options and Phantom stock. The final grant under the LTIP 2011 was made in December 2015. Awards under the LTIP 2011 are subject to a four-year vesting period. Vesting of the awards granted is subject to achievement of pre-defined performance targets. The 2011 SOP was established with a conditional capital increase up to €12,000 subject to the issue of up to twelve million non-par value bearer ordinary shares with a nominal value of €1.00 per share.

Stock options granted under the LTIP 2011 have an eight-year term and can be exercised for the first time after a four-year vesting period. The exercise price of stock options granted under the LTIP 2011 shall be the average stock exchange price on the Frankfurt Stock Exchange of the Company's shares during the 30 calendar days immediately prior to each grant date. Stock options granted under the LTIP 2011 to U.S. participants are non-qualified stock options under the United States Internal Revenue Code of 1986, as amended. Stock options under the LTIP 2011 are not transferable by a participant or a participant's heirs, and may not be transferred, pledged, assigned, or disposed of otherwise.

The table below provides reconciliations for options outstanding at December 31, 2020, as compared to December 31, 2019.

	Options		Weighted average exercise price
	(In thousands)
Ordinary shares:
Balance at December 31, 2018	2,575$		79.31
Converted		2	86.49
Exercised		(224)	58.09
Forfeited		(39)	87.13
Expired		(3)	58.96

Balance at December 31, 2019		2,311	79.60
Exercised		(164)	64.60
Expired		(36)	93.36

Balance at December 31, 2020		2,111	88.57

The following table provides a summary of fully vested options outstanding and exercisable for ordinary shares at December 31, 2020:

	Fully vested outstanding and exercisable options
	Number of options	Weighted average remaining contractual life in years	Weighted average exercise price	Aggregate intrinsic value
	(In thousands, except per share amounts)
Options for ordinary shares	2,111	2.38	$88.57	$8,372

At December 31, 2020, there were no unrecognized compensation costs related to non-vested options granted under all plans.

FRESENIUS MEDICAL CARE HOLDINGS, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2020 and 2019

(Dollars in thousands, except share data)

(14) Equity (Continued)

During the years ended December 31, 2020 and 2019, the Parent Company received cash of $9,840 and $12,939, respectively, from the exercise of stock options. The intrinsic value of options exercised for the years ended December 31, 2020 and 2019 were $2,822 and $3,427, respectively. The Company recorded a related tax benefit of $742 and $897 for the years ended December 31, 2020 and 2019, respectively.

(d)   Fair Value Information

The Company used a binomial option-pricing model in determining the fair value of the awards under the 2011 SOP. Option valuation models require the input of subjective assumptions including expected stock price volatility. The Company's assumptions are based upon its past experiences, market trends and the experiences of other entities of the same size and in similar industries. Expected volatility is based on historical volatility of the Company's shares. To incorporate the effects of expected early exercise in the model, an early exercise of vested options was assumed as soon as the share price exceeds 155% of the exercise price. The Company's stock options have characteristics that vary significantly from traded options and changes in subjective assumptions can materially affect the fair value of the option.

(e)   Subsidiary Stock Incentive Plans

In 2014, the Company established the subsidiary stock incentive plans for National Cardiovascular Partners which was terminated in September 2019. Income of $613 related to the stock incentive was recorded for the year ended December 31, 2019. During 2019, in connection with its stock option program, the Company incurred compensation expense of $177 for the year ended December 31, 2019 and recorded a related deferred income tax asset of $207.

(f)    Long-term Incentive Plan

The supervisory board of Management AG approved and adopted the FMC-AG & Co. KGaA LongTerm Incentive Plan 2016 (LTIP 2016) effective January 1, 2016.

The LTIP 2016 is a variable compensation program with long-term incentive effects. Pursuant to the LTIP 2016, the plan participants may be granted so-called Performance Shares annually or semiannually during 2016 to 2018. Performance Shares are non-equity, cash-settled virtual compensation instruments which may entitle plan participants to receive a cash payment depending on the achievement of pre-defined performance targets as well as the KGaA's share price development. As of January 1, 2019, the issuance of Performance Shares under the FMC AG & Co. KGaA LTIP 2016 is no longer possible.

For members of the Management Board, the Supervisory Board of Management AG has approved and adopted the Fresenius Medical Care Management AG Management Board Long-Term Incentive Plan 2019 ("MB LTIP 2019"). For managerial staff members of the Company, the Management Board of the Management AG has approved and adopted the Fresenius Medical Care AG & Co. KGaA Long-Term Incentive Plan 2019 ("LTIP 2019"). Additionally, the Management Board of the Management AG has approved and adopted the Fresenius Medical Care AG & Co. KGaA NxStage Long-Term Incentive Plan ("NxStage LTIP") for the management board and managerial staff members of NxStage in the course of the integration of NxStage into the Company.

The MB LTIP 2019, the LTIP 2019, the NxStage LTIP and the LTIP 2016 are variable compensation programs with long-term incentive effects. Similar to the LTIP 2016, which granted so-called "Performance Shares" annually or semiannually from 2016 to 2018, pursuant to the MB LTIP 2019 and the LTIP 2019, plan participants may be granted Performance Shares once or twice during 2019 for the MB LTIP 2019 and throughout 2019 to 2021 for the LTIP 2019. Pursuant to the NxStage LTIP, plan participants were granted Performance Shares in February 2019.

FRESENIUS MEDICAL CARE HOLDINGS, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2020 and 2019

(Dollars in thousands, except share data)

(14) Equity (Continued)

For members of the Management Board, the Supervisory Board of Management AG has approved and adopted the Fresenius Medical Care Management Board Long Term Incentive Plan 2020 ("MB LTIP 2020") effective January 1, 2020.

Performance Shares are non-equity, cash-settled virtual compensation instruments which may entitle plan participants to receive a cash payment depending on the achievement of pre-defined performance targets as well as the Company's share price development.

FMCH recognized $24,896 and $31,808 of compensation expense under the above-mentioned LTIPs in the years ended December 31, 2020 and 2019, respectively.

(15) Financial Instruments

The following table presents the carrying amounts and fair values of the Company's financial instruments at December 31, 2020 and 2019:

	December 31, 2020		December 31, 2019
	Carrying amount	Fair value	Carrying amount	Fair value
Nonderivatives:
Assets:
Cash and cash equivalents	$672,382	672,382	446,405	446,405
Restricted cash	6,577	6,577	20,735	20,735
Trade accounts receivable	1,764,314	1,764,314	1,844,550	1,844,550
Receivables from affiliates	1,102,715	1,102,715	50,598	50,598
Available for sale financial assets(1)	—	—	319,564	319,564
Equity securities	352,963	352,963	—	—
Debt securities	6,073	6,073	—	—
Foreign currency contracts	633	633	—	—
Liabilities:
Accounts payable	495,866	495,866	501,443	501,443
Current borrowings from affiliates	766,047	766,047	539,038	539,038
Foreign currency contracts	49,524	49,524	—	—
Short-term borrowings	19,653	19,653	15,625	15,625
Other debts	168,688	168,688	133,816	133,816
Amended 2012 Senior Credit Agreement	1,108,864	1,103,785	1,365,366	1,358,188
Long-term borrowings from affiliates	4,708,220	4,708,220	4,228,770	4,228,770
Noncontrolling interests subject to put provisions	1,246,007	1,246,007	1,102,279	1,102,279

(1)
Amounts included in the consolidated balance sheet under short-term investments and long-term investments captions.

The carrying amounts in the table are included in the consolidated balance sheets under the indicated captions.

The significant methods and assumptions used in estimating the fair values of financial instruments are as follows:

Cash, cash equivalents and restricted cash are stated at nominal value which equals the fair value.

Short-term financial instruments such as accounts receivable, accounts payable and short-term borrowings are valued at their carrying amounts, which are reasonable estimates of the fair value due to the relatively short period to maturity of these instruments.

FRESENIUS MEDICAL CARE HOLDINGS, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2020 and 2019

(Dollars in thousands, except share data)

(15) Financial Instruments (Continued)

The fair value of available for sale financial assets are quoted in an active market is based on price quotations at the period-end date.

In 2020, the available for sale securities consists of equity and debt securities. These assets are measured using quoted prices in active markets (Level 1).

The fair values of the long-term debt are calculated on the basis of market information. Instruments for which market quotes are available are measured using these quotes. The fair values of the other long-term financial liabilities are calculated at the present value of the respective future cash flows. To determine these present values, the prevailing interest rates and credit spreads for the Company as of the balance sheet date are used.

The valuation of the noncontrolling interests subject to put provisions is determined using significant unobservable inputs (Level 3). See note 13 for a discussion of the Company's methodology for estimating the fair value of these noncontrolling interests subject to put obligations.

As of December 31, 2020, there were no outstanding borrowings under the AR facility. For the year ended December 31, 2019, there was no indication that a decrease in the value of the Company's financing receivables was probable. Therefore, the allowances on credit losses of financing receivables were not considered necessary.

(16) Derivative Financial Instruments

The Company is exposed to risk from changes in foreign exchange rates. In order to manage the risk of currency exchange rate fluctuations, the Company enters into various hedging transactions with highly rated financial institutions as authorized by the Parent Company. On a quarterly basis an assessment of the Company's counterparty credit risk is performed, which the Company considers to be low. The Company does not use financial instruments for trading purposes.

The Company established guidelines for risk assessment procedures and controls for the use of financial instruments. They include a clear segregation of duties with regard to execution on one side and administration, accounting and controlling on the other.

The table below summarizes the derivative financial instruments pre-tax and after-tax effect on other comprehensive income for the years ended December 31, 2020 and 2019:

	Year ended December 31
	2020	2019
Forecasted raw material product purchases and other obligations:
Pre-tax gain	$(10)	(121)
After-tax gain	(8)	(90)

The Company enters into forward rate agreements that are designated and effective as hedges of forecasted raw material purchases and other obligations. After-tax gains and losses are deferred in other comprehensive income and are reclassified into cost of medical supplies in the period during which the hedged transactions affect earnings. All deferred amounts are reclassified into earnings within the next twelve months. The Company also enters into derivative contracts which do not qualify for hedge accounting but are utilized for economic hedges. The change in value of the economic hedge is recorded in the statement of income.

FRESENIUS MEDICAL CARE HOLDINGS, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2020 and 2019

(Dollars in thousands, except share data)

(16) Derivative Financial Instruments (Continued)

(a) Foreign Currency Contracts

The Company uses foreign exchange contracts as a hedge against foreign exchange risks associated with the settlement of foreign currency denominated payables and firm commitments. At December 31, 2020 and 2019, the Company had outstanding foreign currency contracts for the purchase of Euros (EUR) totaling 28,792 and 38,761 , respectively, contracts for the purchase of 786,410 and 679,200 Mexican pesos, respectively, and contracts for the sale of 14,800 and 19,550 Canadian dollars, respectively. The contracts outstanding at December 31, 2020 include forward contracts for purchase of EUR at rates ranging from $1.186 to $1.556 per EUR, forward contracts for the purchase of Mexican pesos at rates ranging from $19.875 to $20.675 per Mexican peso, and outright sale contracts for Canadian dollars at rates ranging from $1.308 to $1.361 per Canadian dollar. All contracts are for periods between January 2021 and February 2022.

The fair value of currency contracts are the estimated amounts that the Company would receive or pay to terminate the agreements at the reporting date, taking into account the current exchange rates and the current creditworthiness of the counterparties in addition to the Company's own nonperformance risk. At December 31, 2020, the Company would have paid approximately $673 to terminate these contracts. At December 31, 2019, the Company would have received approximately $297 to terminate these contracts

(b) Currency Exchange Agreements

Periodically, the Company enters into derivative instruments with related parties to form an economic hedge for currency exchange rate exposures on intercompany obligations. These instruments are reflected in the consolidated balance sheets at fair value with changes in fair value recognized in earnings. Pre-tax gains recorded in the consolidated statements of income for the year ended December 31, 2020 was $42,014 and after-tax gain was $30,964. Pre-tax losses recorded in the consolidated statements of income for the year ended December 31, 2019 were $108,324 and after-tax losses were $79,933.

(i)
$682,500 Currency Exchange Agreement

On February 3, 2011, the Company entered into a currency exchange agreement with DLP with a notional principal amount of $682,500 and a Euro amount with equal market value applying the market foreign exchange rate at the time the exchange agreement was entered into. The currency exchange agreement required that at each periodic settlement date, DLP was obligated to pay to the Company Euro interest on the Euro equivalent of $682,500. Conversely, at the periodic settlement date, the Company was obligated to pay DLP the interest on $682,500 in U.S. dollars.

Upon maturity (February 15, 2021), DLP was obligated to pay to the Company the Euro equivalent of $682,500 converted at the spot rate and the Company will pay to DLP the final settlement amount of $682,500.

The currency agreement was terminated prior to the stated maturity date on December 11, 2019, and the Company and DLP agreed to gross settle their respective obligations under the agreement. As a result of the early termination and decision to gross settle, it was agreed that the Company owed DLP $729,481, under the currency exchange agreement. The Company settled its gross payable by assuming a note previously held between DLP as the debtor and FMC US Finance I as the lender such that FMCH now has a payable to FMC US Finance I. The note assumed was recognized at DLP's carrying value, which included the principle of $682,500 and accrued but unpaid interest of $13,745, net of associated deferred charges of $1,798. The Company recorded the difference of $35,034 between the amount owed to DLP under the currency exchange agreement and the carrying value of the note assumed from DLP as a capital contribution.

FRESENIUS MEDICAL CARE HOLDINGS, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2020 and 2019

(Dollars in thousands, except share data)

(16) Derivative Financial Instruments (Continued)

Also, pursuant to the termination and decision to gross settle the currency exchange agreement, DLP owed the Company $595,809. DLP satisfied this obligation to the Company in conjunction with the redemption of the Company's Series C and Series E preferred stock held by DLP (see Note 14).

(ii)
FMC Finance II Currency Exchange Agreements

On January 26, 2012, the Company entered into three currency exchange agreements with Fresenius Medical Care US Finance II, Inc. (FMC Finance II) with notional principal amounts of $800,000, $700,000, and $105,000 U.S. dollars, and an equivalent Euro amount based on the foreign exchange rate at the time the exchange agreements were entered into. The currency exchange agreement requires that at each periodic settlement date, FMC Finance II is obligated to pay to FMCH, Euro interest on the Euro equivalent of notional principal amounts. Conversely, at the periodic settlement date, FMCH is obligated to pay FMC Finance II, the interest on notional principal amounts in U.S. dollars.

Upon maturity (July 2019, January 2022, and July 2019, respectively), FMC Finance II is obligated to pay to FMCH, the Euro equivalent of the notional principal amount converted at the spot rate and FMCH will pay to FMC Finance II the final settlement amount of the notional principal amount.

The currency agreements for the $800,000 and $105,000 were settled on July 31, 2019 for a total of $800,000 and $105,000 respectively.

The $700,000 currency agreement is reflected in accrued liabilities and other liabilities within the consolidated balance sheets at fair value at the reporting date with changes in fair value recognized in earnings. At December 31, 2020 the fair value of the derivative liability was $48,471. The foreign exchange gain of $42,015 on this derivative liability is included within the Interest expense, net, and related financing costs on the statement of operations.

The following table shows the Company's derivatives at December 31, 2020 and 2019:

	2020		2019
	Assets(1)	Liabilities(1)	Assets(1)	Liabilities(1)
Current:
Foreign currency contracts	$600	1,022	13	737
Noncurrent:
Foreign currency contracts	33	48,502	—	90,542

Total	$633	49,524	13	91,279

(1)
At December 31, 2020 and 2019, the valuation of the Company's derivatives was determined using Significant Other Observable inputs (Level 2) in accordance with the fair value hierarchy levels established in U.S. GAAP. Derivative instruments are marked to market each reporting period resulting in carrying amounts being equal to fair values at each reporting date with the changes in fair value recognized in earnings.

The carrying amounts for the current portion of derivatives indicated as assets in the table above are included in other current assets in the consolidated balance sheets while the current portion of those indicated as liabilities are included in other current liabilities. The noncurrent portions indicated as assets or liabilities are included in the consolidated balance sheets in other assets or other liabilities, respectively.

The significant methods and assumptions used in estimating the fair values of derivative financial instruments are as follows:

To determine the fair value of foreign exchange forward contracts, the contracted forward rate is compared to the current forward rate for the remaining term of the contract as of the balance sheet date. The result

FRESENIUS MEDICAL CARE HOLDINGS, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2020 and 2019

(Dollars in thousands, except share data)

(16) Derivative Financial Instruments (Continued)

is then discounted on the basis of the market interest rates prevailing at the balance sheet date for the applicable currency.

The Company includes its own credit risk when measuring the fair value of derivative financial instruments.

(iii)
The Effect of Derivatives on the Consolidated Financial Statements

				Amount of gain (loss) reclassified from OCI in income (effective portion) for the twelve months ended December 31
	Amount of gain (loss) recognized in OCI on derivatives (effective portion) December 31
			Location of gain (loss) reclassified from OCI in income (effective portion)
	2020	2019		2020	2019
Foreign currency contracts	$348	(341)	Cost of medical supplies	$(358)	462

	$348	(341)		$(358)	462

The Company expects to reclassify $370 of gains from other comprehensive income into earnings within the next twelve months.

At December 31, 2020, the Company had foreign currency contracts with maturities of up to 14 months.

(17) Impacts of COVID-19

The Company provides life-sustaining dialysis treatments and other critical healthcare services and products to patients. Its patients need regular and frequent dialysis treatments, or else they face significant health consequences that would result in either hospitalization or death. To be able to continue care for its patients in light of COVID-19, the Company determined that it needed to implement a number of measures, both operational and financial, to maintain an adequate workforce, protect its patients and employees through expanded personal protective equipment protocols and to develop surge capacity for patients suspected or confirmed to have COVID-19. Additionally, the Company experienced a loss of revenue due to the pandemic in certain parts of its business, offset by increased demand for its services and products in other parts. Government agencies have provided economic assistance programs to address the consequences of the pandemic on companies and support healthcare providers and patients.

The Company received U.S. federal relief funding under the CARES Act in the amount of $284,600 for the year ended December 31, 2020.The Company has recorded $262,437 of the CARES Act funding as an offset to healthcare services. In addition to the costs incurred which are eligible for government funding, the Company has been affected by impacts that COVID-19 had on the global economy and financial markets as well as effects related to lockdowns. Additionally, the Company recorded a contract liability for advance payments received under the CMS Accelerated and Advance Payment program within accrued liabilities in the amount of $672,221 and other liabilities in the amount of $373,804 as of December 31, 2020.

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2020 and 2019

(Dollars in thousands, except share data)

(18) Legal Proceedings

Legal and Regulatory Matters

The Company is routinely involved in claims, lawsuits, regulatory and tax audits, investigations and other legal matters arising, for the most part, in the ordinary course of its business of providing health care services and products. Legal matters that the Company currently deems to be material or noteworthy are described below. The Company records its litigation reserves for certain legal proceedings and regulatory matters to the extent that the Company determines an unfavorable outcome is probable and the amount of loss can be reasonably estimated. For the other matters described below, the Company believes that the loss probability is remote and/or the loss or range of possible losses cannot be reasonably estimated at this time. The outcome of litigation and other legal matters is always difficult to predict accurately and outcomes that are not consistent with the Company's view of the merits can occur. The Company believes that it has valid defenses to the legal matters pending against it and is defending itself vigorously. Nevertheless, it is possible that the resolution of one or more of the legal matters currently pending or threatened could have a material adverse effect on its business, results of operations and financial condition.

On October 30, 2020, Mexico's primary social security and health care agency filed a civil complaint in the United States District Court for the District of Massachusetts (Boston) asserting claims for common law fraud against the Company and the Parent Company. 2020 Civ. 11927-IT (E. D. Mass.). The allegations of the complaint rely on the Parent Company's resolution under the Foreign Corrupt Practices Act. The Company has been served and is proceeding to defend the litigation, initially by seeking dismissal based on improper venue and lack of jurisdiction. The Parent Company has agreed to respond and defend if the case is not dismissed on the Company's motion.

Personal injury and related litigation, including litigation by certain state government agencies, involving the Company's acid concentrate product, labeled as Granuflo® or Naturalyte®, first arose in 2012. The matters remaining after judicial decisions favorable to the Company and settlement, including most significantly the settlement in the federal multi-district personal injury litigation consummated in November 2017, do not present material risk. Accordingly, specific reporting on these matters has been discontinued.

The Company's insurers agreed to the settlement of the acid concentrate personal injury litigation and funded $220,000 of the settlement fund under a reciprocal reservation of rights. The Company accrued a net expense of $60,000 in connection with the settlement, including legal fees and other anticipated costs. Following the settlement, the Company's insurers in the AIG group initiated litigation against the Company seeking to be indemnified by the Company for their $220,000 outlay and the Company initiated litigation against the AIG group to recover defense and indemnification costs the Company had borne. National Union Fire Insurance v. Fresenius Medical Care, 2016 Index No. 653108 (Supreme Court of New York for New York County)).

Discovery in the litigation is complete. The AIG group abandoned certain of its coverage claims and submitted expert reports on damages asserting that, if AIG prevails on all its remaining claims, it should recover $60,000. The Company contests all of AIG's claims and submitted expert reports supporting rights to recover $108,000 from AIG, in addition to the $220,000 already funded. A trial date has not been set in the matter.

In August 2014, the Company received a subpoena from the United States Attorney's Office ("USAO") for the District of Maryland inquiring into the Company's contractual arrangements with hospitals and physicians involving contracts relating to the management of in-patient acute dialysis services. On August 27, 2020, after the USAO declined to pursue the matter by intervening, the United States District Court for Maryland unsealed a 2014 relator's qui tam complaint that gave rise to the investigation. United

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2020 and 2019

(Dollars in thousands, except share data)

(18) Legal Proceedings (Continued)

States ex rel. Martin Flanagan v. Fresenius Medical Care Holdings, Inc., 2014 Civ. 00665 (D. Maryland). The relator has served the complaint and litigation is proceeding. In response to the Company's motion to dismiss the unsealed complaint, the relator filed an amended complaint on February 5, 2021 making broad allegations about financial relationships between the Company and nephrologists.

In July 2015, the Attorney General for Hawaii issued a civil complaint under the Hawaii False Claims Act alleging a conspiracy pursuant to which certain Liberty Dialysis subsidiaries of the Company overbilled Hawaii Medicaid for Liberty's Epogen® administrations to Hawaii Medicaid patients during the period from 2006 through 2010, prior to the time of the Company's acquisition of Liberty. Hawaii v. Liberty Dialysis—Hawaii, LLC et al., Case No. 15-1-1357-07 (Hawaii 1st Circuit). The State alleges that Liberty acted unlawfully by relying on incorrect and unauthorized billing guidance provided to Liberty by Xerox State Healthcare LLC, which acted as Hawaii's contracted administrator for its Medicaid program reimbursement operations during the relevant period. With discovery concluded, the State has specified that its demands for relief relate to $7,700 in overpayments on approximately twenty thousand "claims" submitted by Liberty. After prevailing on motions by Xerox to preclude it from doing so, the Company is pursuing third-party claims for contribution and indemnification against Xerox. The State's False Claims Act complaint was filed after Liberty initiated an administrative action challenging the State's recoupment of alleged overpayments from sums currently owed to Liberty. The civil litigation and administrative action are proceeding in parallel. Trial in the civil litigation has been postponed because of COVID-19-related administrative issues and has been rescheduled for January 2022.

On August 31, 2015, the Company received a subpoena under the False Claims Act from the United States Attorney for the District of Colorado (Denver) inquiring into the Company's participation in and management of dialysis facility joint ventures in which physicians are partners. The Company continues to cooperate in the Denver USAO investigation, which has come to focus on purchases and sales of minority interests in ongoing outpatient facilities between the Company and physician groups.

On November 25, 2015, the Company received a subpoena under the False Claims Act from the United States Attorney for the Eastern District of New York (Brooklyn) also inquiring into the Company's involvement in certain dialysis facility joint ventures in New York. On September 26, 2018, the Brooklyn USAO declined to intervene on the qui tam complaint filed under seal in 2014 that gave rise to this investigation. CKD Project LLC v. Fresenius Medical Care, 2014 Civ. 06646 (E.D.N.Y. November 12, 2014). The court unsealed the complaint, allowing the relator to proceed on its own. On January 27, 2021, the Magistrate Judge recommended dismissal of the complaint with prejudice and without leave to amend. The relator is appealing the Magistrate Judge's recommendation.

Beginning October 6, 2015, the United States Attorney for the Eastern District of New York (Brooklyn) has led an investigation, through subpoenas issued under the False Claims Act, of utilization and invoicing by the Company's subsidiary Azura Vascular Care for a period beginning after the Company's acquisition of American Access Care LLC ("AAC") in October 2011. The Company is cooperating in the Brooklyn USAO investigation. The Brooklyn USAO has indicated that its investigation is nationwide in scope and is focused on whether certain access procedures performed at Azura facilities were medically unnecessary and whether certain physician assistants employed by Azura exceeded their permissible scope of practice. Allegations against AAC arising in districts in Connecticut, Florida and Rhode Island relating to utilization and invoicing were settled in 2015.

On November 18, 2016, the Company received a subpoena under the False Claims Act from the United States Attorney for the Eastern District of New York (Brooklyn) seeking documents and information relating to the operations of Shiel Medical Laboratory, Inc. ("Shiel"), which the Company acquired in October 2013. In the course of cooperating in the investigation and preparing to respond to the subpoena, the Company identified falsifications and misrepresentations in documents submitted by a Shiel

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2020 and 2019

(Dollars in thousands, except share data)

(18) Legal Proceedings (Continued)

salesperson that relate to the integrity of certain invoices submitted by Shiel for laboratory testing for patients in long term care facilities. On February 21, 2017, the Company terminated the employee and notified the United States Attorney of the termination and its circumstances. The terminated employee's conduct is expected to result in demands for the Company to refund overpayments and to pay related penalties under applicable laws, but the monetary value of such payment demands cannot yet be reasonably estimated. The Company contends that, under the asset sale provisions of its 2013 Shiel acquisition, it is not responsible for misconduct by the terminated employee or other Shiel employees prior to the date of the acquisition. The Brooklyn USAO continues to investigate a range of issues involving Shiel, including allegations of improper compensation (kickbacks) to physicians, and has disclosed that multiple sealed qui tam complaints underlie the investigation.

On December 12, 2017, the Company sold to Quest Diagnostics certain Shiel operations that are the subject of this Brooklyn subpoena, including the misconduct reported to the United States Attorney. Under the Quest Diagnostics sale agreement, the Company retains responsibility for responding to the Brooklyn investigation and for liabilities arising from conduct occurring after its 2013 acquisition of Shiel and prior to its sale of Shiel to Quest Diagnostics. The Company is cooperating in the investigation.

On June 30, 2016, FMCH received a subpoena from the United States Attorney for the Northern District of Texas (Dallas) seeking information under the False Claims Act about the use and management of pharmaceuticals including Velphoro®. The investigation encompasses DaVita, Amgen, Sanofi, and other pharmaceutical manufacturers and includes inquiries into whether certain compensation transfers between manufacturers and pharmacy vendors constituted unlawful kickbacks. FMCH understands that this investigation is substantively independent of the $63,700 (€53,778) settlement by DaVita Rx announced on December 14, 2017 in the matter styled United States ex rel. Gallian v. DaVita Rx, 2016 Civ. 0943 (N.D. Tex.). FMCH believes that this investigation is no longer active as to FMCH and will cease reporting on it absent material developments.

On December 14, 2016, CMS, which administers the federal Medicare program, published an Interim Final Rule ("IFR") titled "Medicare Program; Conditions for Coverage for End-Stage Renal Disease Facilities- Third Party Payment." The IFR would have amended the Conditions for Coverage for dialysis providers, like FMCH and would have effectively enabled insurers to reject premium payments made by or on behalf of patients who received grants for individual market coverage from the American Kidney Fund ("AKF" or "the Fund"). The IFR could thus have resulted in those patients losing individual insurance market coverage. The loss of coverage for these patients would have had a material and adverse impact on the operating results of FMCH.

On January 3, 2017, FMCH received a subpoena from the United States Attorney for the District of Massachusetts under the False Claims Act inquiring into FMCH's interactions and relationships with the AKF, including FMCH's charitable contributions to the Fund and the Fund's financial assistance to patients for insurance premiums. Thereafter, FMCH cooperated in the investigation, the USAO declined to intervene in the relator's qui tam complaint that gave rise to the subpoena. On July 17, 2020, the relator filed a notice of dismissal without serving his complaint or otherwise pursuing his allegations and the court thereafter closed the case.

On January 25, 2017, a federal district court in Texas responsible for litigation initiated by a patient advocacy group and dialysis providers including FMCH preliminarily enjoined CMS from implementing the IFR. Dialysis Patient Citizens v. Burwell, 2017 Civ. 0016 (E.D. Texas, Sherman Div.). The preliminary injunction was based on CMS' failure to follow appropriate notice-and-comment procedures in adopting the IFR. The injunction remains in place and the court retains jurisdiction over the dispute.

On June 22, 2017, CMS requested a stay of proceedings in the litigation pending further rulemaking concerning the IFR. CMS stated, in support of its request, that it expects to publish a Notice of Proposed

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2020 and 2019

(Dollars in thousands, except share data)

(18) Legal Proceedings (Continued)

Rulemaking in the Federal Register and otherwise pursue a notice-and-comment process. Plaintiffs in the litigation, including FMCH, consented to the stay, which was granted by the court on June 27, 2017.

In May 2017, the United States Attorney for the Middle District of Tennessee (Nashville) issued identical subpoenas to the Company and two subsidiaries under the False Claims Act concerning the Company's retail pharmaceutical business. The investigation is exploring allegations related to improper inducements to dialysis patients to fill oral prescriptions through the Company's pharmacy service, improper billing for returned pharmacy products and other allegations similar to those underlying the $63,700 (€53,778) settlement by DaVita Rx in Texas announced on December 14, 2017. United States ex rel. Gallian, 2016 Civ. 00943 (N.D. Tex.). The Company is cooperating in the Nashville investigation.

On December 17, 2018, the Company was served with a subpoena under the False Claims Act from the United States Attorney for the District of Colorado (Denver) as part of an investigation of allegations against DaVita, Inc. involving transactions between the Company and DaVita. The subject transactions include sales and purchases of dialysis facilities, dialysis-related products and pharmaceuticals, including dialysis machines and dialyzers, and contracts for certain administrative services. The Company is cooperating in the investigation.

On March 25, 2021, the Company received a grand jury subpoena issued from the United States District Court for the Northern District of Texas (Dallas). The subpoena seeks documents comprising communications between employees of the Company and DaVita and partially overlaps in content the 2018 Denver subpoena. The Dallas subpoena is part of a separate investigation by the Anti-Trust Division of the Department of Justice into possible employee "no poaching" and similar agreements to refrain from competition and is related to the indictment in United States v. Surgical Care Affiliates, 3:2021-Cr-0011 (N.D. Tex.). The unnamed co-conspirators described in the Surgical Care Affiliates indictment do not include the Company, the Parent Company, or any of their employees. The Company is cooperating in the investigation.

On June 28, 2019, certain the Company subsidiaries filed a complaint against the United States seeking to recover monies owed to them by the United States Department of Defense under the Tricare program, and to preclude Tricare from recouping monies previously paid. Bio-Medical Applications of Georgia, Inc., et al. v. United States, CA 19-947, United States Court of Federal Claims. Tricare provides reimbursement for dialysis treatments and other medical care provided to members of the military services, their dependents and retirees. The litigation challenges unpublished administrative actions by Tricare administrators reducing the rate of compensation paid for dialysis treatments provided to Tricare beneficiaries based on a recasting or "crosswalking" of codes used and followed in invoicing without objection for many years.

Tricare administrators have acknowledged the unpublished administrative action and declined to change or abandon it. On July 8, 2020, the U.S. government filed its answer (and confirmed their position). The parties will proceed to discovery. The court has not yet set a date for trial in this matter. The Company has imposed a constraint on revenue otherwise recognized from the Tricare program that it believes, in consideration of facts currently known, sufficient to account for the risk of this litigation.

On May 22, 2020, CMS issued a final rule that, effective January 1, 2021, removes outpatient dialysis facilities from the time-and-distance standards applicable under the network adequacy rules for Medicare Advantage plans. On June 22, 2020, Dialysis Patient Citizens, a charitable patient advocacy organization, filed a lawsuit on behalf of all dialysis patients to challenge that rule, and on July 13, 2020, the Company along with two other dialysis providers joined the lawsuit. Dialysis Patient Citizens, et al. v. Alex Azar, et al., U.S.D.C. D.C, 1:20-cv-01664. The plaintiffs sought to have the final rule regarding outpatient dialysis facilities vacated and to enjoin CMS from enforcing those provisions. On January 19, 2021, the court granted the defendant's motion to dismiss the case without prejudice.

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2020 and 2019

(Dollars in thousands, except share data)

(18) Legal Proceedings (Continued)

On April 8, 2019, United Healthcare initiated arbitration against FMCH alleging that FMCH unlawfully "steered" patients by waiving co-payments and other means away from coverage under government-funded insurance plans including Medicare into United Healthcare's commercial plans, including Affordable Care Act exchange plans. FMCH denied and contested United's claims. On September 16, 2020, FMCH and United entered a settlement agreement requiring (1) certain amendments to contracts between United and FMCH governing terms and conditions for dialysis treatments to be performed by FMCH for United beneficiaries and (2) dismissal of the arbitrations with each party to bear its own costs and expenses.

In consideration of the prolonged absence of federal government activity, changes in administration, and resolution of the United Healthcare dispute, the Company believes that the previously reported matters involving charitable contributions do not present material risk. Accordingly, and absent new material developments, the Company will cease reporting on them.

On August 21, 2020, the Company was served with a subpoena from the United States Attorney for the District of Massachusetts requesting information and documents related to urgent care centers that the Company owned, operated, or controlled as part of its ChoiceOne and Medspring urgent care operations prior to its divestiture of and exit from that line of business in 2018. The subpoena appears to be related to an ongoing investigation of alleged upcoding in the urgent care industry, which has resulted in certain published settlements under the federal False Claims Act. The Company is cooperating in the investigation.

From time to time, the Company is a party to or may be threatened with other litigation or arbitration, claims or assessments arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company's defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.

The Company, like other health care providers, insurance plans and suppliers, conducts its operations under intense government regulation and scrutiny. It must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the marketing and distribution of such products, the operation of manufacturing facilities, laboratories, dialysis clinics and other health care facilities, and environmental and occupational health and safety. With respect to its development, manufacture, marketing and distribution of medical products, if such compliance is not maintained, the Company could be subject to significant adverse regulatory actions by the FDA and comparable regulatory authorities outside the U.S. These regulatory actions could include warning letters or other enforcement notices from the FDA, and/or comparable foreign regulatory authority which may require the Company to expend significant time and resources in order to implement appropriate corrective actions. If the Company does not address matters raised in warning letters or other enforcement notices to the satisfaction of the FDA and/or comparable regulatory authorities outside the U.S., these regulatory authorities could take additional actions, including product recalls, injunctions against the distribution of products or operation of manufacturing plants, civil penalties, seizures of the Company's products and/or criminal prosecution. The Company is currently engaged in remediation efforts with respect to one pending FDA warning letter. The Company must also comply with the laws of the United States, including the federal Anti-Kickback Statute, the federal False Claims Act, the federal Stark Law, the federal Civil Monetary Penalties Law and the federal Foreign Corrupt Practices Act as well as other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company's interpretations or the manner in which it conducts its business. Enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence whistleblower actions. By virtue of this regulatory environment, the Company's business activities and practices are subject to extensive review by

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2020 and 2019

(Dollars in thousands, except share data)

(18) Legal Proceedings (Continued)

regulatory authorities and private parties, and continuing audits, subpoenas, other inquiries, claims and litigation relating to the Company's compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of whistleblower actions, which are initially filed under court seal.

The Company operates many facilities and handles the personal data ("PD") of its patients and beneficiaries throughout the United States and other parts of the world and engages with other business associates to help it carry out its health care activities. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies and its business associates. On occasion, the Company or its business associates may experience a breach under the Health Insurance Portability and Accountability Act Privacy Rule and Security Rules, the EU's General Data Protection Regulation and or other similar laws ("Data Protection Laws") when there has been impermissible use, access, or disclosure of unsecured PD or when the Company or its business associates neglect to implement the required administrative, technical and physical safeguards of its electronic systems and devices, or a data breach that results in impermissible use, access or disclosure of personal identifying information of its employees, patients and beneficiaries. On those occasions, the Company must comply with applicable breach notification requirements.

The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of its employees. On occasion, the Company may identify instances where employees or other agents deliberately, recklessly or inadvertently contravene the Company's policies or violate applicable law. The actions of such persons may subject the Company and its subsidiaries to liability under the Anti-Kickback Statute, the Stark Law, the False Claims Act, Data Protection Laws, the Health Information Technology for Economic and Clinical Health Act and the Foreign Corrupt Practices Act, among other laws and comparable state laws or laws of other countries.

Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker's compensation or related claims, many of which involve large claims and significant defense costs. The Company has been and is currently subject to these suits due to the nature of its business and expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, it cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon it and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company's reputation and business.

The Company has also had claims asserted against it and has had lawsuits filed against it relating to alleged patent infringements or businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. The Company has, when appropriate, asserted its own claims, and claims for indemnification. A successful claim against the Company or any of its subsidiaries could have a material adverse effect upon its business, financial condition, and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company's reputation and business.

The Company is subject to ongoing and future tax audits in the U.S. and other jurisdictions in the ordinary course of business. Tax authorities routinely pursue adjustments to the Company's tax returns and disallowances of claimed tax deductions. When appropriate, the Company defends these adjustments and disallowances and asserts its own claims. A successful tax related claim against the Company or any of its subsidiaries could have a material adverse effect upon its business, financial condition and results of operations.

Other than those individual contingent liabilities mentioned above, the current estimated amount of the Company's other known individual contingent liabilities is immaterial.

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  Exhibit 99.1
FRESENIUS MEDICAL CARE HOLDINGS, INC. AND SUBSIDIARIES
Consolidated Financial Statements December 31, 2020 and 2019
FRESENIUS MEDICAL CARE HOLDINGS, INC. AND SUBSIDIARIES
Table of Contents
Report of Independent Auditors
Independent Auditors' Report
FRESENIUS MEDICAL CARE HOLDINGS, INC. AND SUBSIDIARIES Consolidated Balance Sheets December 31, 2020 and 2019 (Dollars in thousands, except share data)
FRESENIUS MEDICAL CARE HOLDINGS, INC. AND SUBSIDIARIES Consolidated Statements of Income Years ended December 31, 2020 and 2019 (Dollars in thousands)
FRESENIUS MEDICAL CARE HOLDINGS, INC. AND SUBSIDIARIES Consolidated Statements of Comprehensive Income Years ended December 31, 2020 and 2019 (Dollars in thousands)
FRESENIUS MEDICAL CARE HOLDINGS, INC. AND SUBSIDIARIES Consolidated Statements of Cash Flows Years ended December 31, 2020 and 2019 (Dollars in thousands)
FRESENIUS MEDICAL CARE HOLDINGS, INC. AND SUBSIDIARIES Notes to Consolidated Financial Statements December 31, 2020 and 2019 (Dollars in thousands, except share data)